EXHIBIT 1

MANAGEMENT’S

DISCUSSION

AND ANALYSIS

OVERVIEW
Corporate Overview	20
Corporate Developments	20
Outlook	21
Financial Objectives	21
Financial Highlights	22

FINANCIAL PERFORMANCE	24
2011 Consolidated Results of Operations	24
Fourth Quarter 2011 Performance	29

BUSINESS SEGMENT RESULTS	33
SLF Canada	33
SLF U.S.	36
MFS Investment Management	38
SLF Asia	40
Corporate	42

INVESTMENTS	44
Debt Securities	44
Mortgages and Loans	46
Equities	48
Investment Properties	48
Derivative Financial Instruments and Risk Mitigation	48
Impaired Assets	49

RISK MANAGEMENT	50
Risk Management Framework	50
Risk Philosophy and Principles	51
Accountability	52
Risk Management Policies	53
Risk Categories	53
Credit Risk	53
Market Risk	54
Insurance Risk	59
Operational Risk	60
Strategic Risk	62

CAPITAL and LIQUIDITY MANAGEMENT	63
Principal Sources of Funds	63
Liquidity	63
Capital	64
Shareholder Dividends	66
Capital Adequacy	67
Off-Balance Sheet Arrangements	68
Commitments, Guarantees, Contingencies and Reinsurance Matters	69

ACCOUNTING and CONTROL MATTERS	69
Critical Accounting Policies and Estimates	69
Changes in Accounting Policies	74
Disclosure Controls and Procedures	77
Non-IFRS Financial Measures

LEGAL and REGULATORY PROCEEDINGS	77

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 17

Management’s Discussion and Analysis

February 15, 2012

The following table provides a list of abbreviations frequently used throughout this document.

Abbreviation	Description	Abbreviation	Description
AIF AFS AUM CGAAP EPS FVTPL IFRS MCCSR MD&A

Annual Information Form

Available-for-sale

Assets Under Management

Canadian Generally Accepted Accounting

Principles

Earnings Per Share

Fair Value Through Profit and Loss

International Financial Reporting Standards

Minimum Continuing Capital and Surplus

Requirements

Management’s Discussion and Analysis

OCI OSFI ROE SEC Sun Life Assurance SLF Inc. Sun Life (U.S.)

Other Comprehensive Income

Office of the Superintendent of Financial

Institutions, Canada

Return on Equity

United States Securities and Exchange

Commission

Sun Life Assurance Company of Canada

Sun Life Financial Inc.

Sun Life Assurance Company of Canada

(U.S.)

In this MD&A, SLF Inc. and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial”, the “Company”, “we”, “our” or “us”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2011 and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2011 is not available, information available for the latest period before December 31, 2011 is used. Except where otherwise noted, financial information is presented in accordance with IFRS and the accounting requirements of OSFI. Additional information relating to the Company can be found in SLF Inc.’s consolidated financial statements and accompanying notes (our “Consolidated Financial Statements”) and our AIF for the year ended December 31, 2011, and other documents filed with securities regulators in Canada and with the SEC, which may be accessed at www.sedar.com and www.sec.gov, respectively.

All Canadian publicly accountable profit-oriented enterprises with fiscal years commencing in 2011 are now required to prepare their financial statements in accordance with IFRS. 2011 marks the first time SLF Inc. has prepared its annual results on an IFRS basis. As required, the comparative 2010 financial statements have been prepared in accordance with IFRS. All amounts for 2009 are based on CGAAP.

Use of Non-IFRS Financial Measures

We use certain non-IFRS financial measures, including operating net income (loss) as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income (loss) and financial information based on operating net income (loss), such as operating EPS and operating ROE, are non-IFRS financial measures. We believe that these non-IFRS financial measures provide information that is useful to investors in understanding our performance and facilitates the comparison of the quarterly and full year results of our ongoing operations. Operating net income excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs recorded in the fourth quarter of 2011; (iv) goodwill and intangible asset impairment charges recorded in the fourth quarter of 2011; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities. Other non-IFRS financial measures that we use include adjusted revenue, administrative services only (“ASO”) premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, total premiums and deposits and AUM. Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document under the heading Non-IFRS Financial Measures.

Management believes that these non-IFRS financial measures provide information useful to investors in understanding our performance and facilitate the comparison of the quarterly and full year results of our ongoing operations. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in this MD&A under the heading Non-IFRS Financial Measures.

Forward-Looking Information

Certain statements in this MD&A, including those relating to our strategies and statements (i) that are predictive in nature, (ii) that depend upon or refer to future events or conditions or (iii) that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or similar expressions, are forward-looking information within the meaning of securities laws. Forward-looking information includes information concerning our possible or assumed future results of operations, including those set out in this MD&A under Corporate Overview, Outlook, Financial Objectives, Financial Performance, SLF Canada, SLF U.S., MFS Investment Management, SLF Asia, Corporate, Investments, Risk Management, Capital and Liquidity Management Critical Accounting Policies and Estimates and Changes in Accounting Policies. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. The forward-looking information in this MD&A is stated as of the date hereof, is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in the forward-looking information in this MD&A due to, among other factors, the matters set out in this MD&A under Critical Accounting Policies and Estimates and Risk Management and in SLF Inc.’s 2011 AIF in Risk Factors

18 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

and the factors detailed in our annual and interim financial statements and other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, economic uncertainty, market conditions that affect the Company’s capital position or its ability to raise capital; changes or volatility in interest rates or credit/swap spreads; the performance of equity markets; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; risks in implementing business strategies; risk management; changes in legislation and regulations including capital requirements and tax laws; legal and regulatory proceedings, including inquiries and investigations; risks relating to product design and pricing; downgrades in financial strength or credit ratings; the ability to attract and retain employees; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of higher-than-expected future expenses; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks related to liquidity; dependence on third-party relationships including outsourcing arrangements; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; breaches or failure of information system security and privacy, including cyber terrorism; business continuity risks; risks relating to financial modelling errors; risks relating to real estate investments; risks relating to estimates and judgements used in calculating taxes; the impact of mergers and acquisitions; risks relating to operations in Asia including the Company’s joint ventures; the impact of competition; fluctuations in foreign currency exchange rate; risks relating to the closed block of business; risks relating to the environment, environmental laws and regulations and third party policies; and the availability, cost and effectiveness of reinsurance.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 19

Corporate Overview

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2011, the Sun Life Financial group of companies had total assets under management of $466 billion.

We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”), and Corporate. The Corporate segment includes the operations of our United Kingdom business unit (“SLF U.K.”) and Corporate Support operations. Our Corporate Support operations includes our run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. For more detailed descriptions of our business segments, see the respective business segments discussions in this document.

Mission

To help customers achieve lifetime financial security.

Vision

To be an international leader in protection and wealth management.

Strategy

We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.

Our strategy is based on growing our diverse set of businesses where we have important market positions and can leverage strengths across these businesses. We have chosen to be active in businesses that are supported by strong growth prospects, demographic trends and long-term drivers of demand for the insurance industry – the aging of baby boomers, the downloading of responsibility from governments and employers to employees and the growth of the middle class in the emerging markets of Asia. We will work to achieve our strategy by focusing our resources on four key pillars for future growth:

•	Continuing to build on our leadership position in Canadian insurance, wealth management and employee benefits;
•	Becoming a leader in group insurance and voluntary benefits in the United States;
•	Supporting continued growth in MFS, and broadening our other asset management businesses around the world; and
•	Strengthening our competitive position in Asia.

In targeting these four pillars of growth, we will shift our focus to products that have superior growth characteristics, better product economics and lower capital requirements in order to reduce net income volatility and improve our return on equity. As we focus our growth on key opportunities, the maintenance of a balanced and diversified portfolio of businesses remains fundamental to our strategy.

Values

These values guide us in achieving our strategy:

•	Integrity – We are committed to the highest standards of business ethics and good governance.
•	Engagement – We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential.
•	Customer Focus – We provide sound financial solutions for our customers and always work with their interests in mind.
•	Excellence – We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.
•	Value – We deliver value to the customers and shareholders we serve and to the communities in which we operate.

Corporate Developments

The following developments occurred in 2011.

Restructuring in the United Kingdom

Effective December 30, 2011, SLF Inc. reorganized the business of its two main operating companies in the United Kingdom to create a more efficient operational and financial business structure. Under the reorganization, all the long-term policies of SLFC Assurance (UK) Limited were transferred to Sun Life Assurance Company of Canada (U.K.) Limited.

Discontinuing Sales of Domestic Individual Life and Annuity Products in SLF U.S.

On December 12, 2011, we announced the completion of a strategic review of our businesses. As a result of this review, we closed our domestic U.S. variable annuity and individual life products to new sales effective December 30, 2011. This decision reflects our focus on reducing volatility and improving the return on shareholders’ equity by shifting capital to businesses with superior growth, risk and return characteristics.

Strengthening Asset Management Capabilities

On November 7, 2011, we acquired the minority shares of McLean Budden Limited (“McLean Budden”), our Canadian investment management subsidiary, and subsequently transferred all of the shares of McLean Budden to MFS. McLean Budden is a wholly-owned subsidiary of MFS and continues to be based in Toronto.

Chairman and Chief Executive Officer Appointments

Dean A. Connor was appointed as President and Chief Executive Officer of SLF Inc. effective December 1, 2011, upon the retirement of Donald A. Stewart. James H. Sutcliffe was appointed as Chairman of the Board of SLF Inc. effective December 1, 2011. Mr. Sutcliffe replaced Ronald W. Osborne, who stepped down as Chairman effective November 30, 2011, and who will retire as a Director at the 2012 annual meeting.

20 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Acquisition in the Philippines

On October 24, 2011, we acquired a 49% stake of Grepalife Financial, Inc. and formed a new joint venture, Sun Life Grepa Financial Inc. The new joint venture includes an exclusive bancassurance relationship with the Yuchengco-owned Rizal Commercial Banking Corporation, which serves two million customers in more than 350 branches nationwide.

Common Share Activity

In 2011, SLF Inc. paid common shareholder dividends of $1.44 per common share. This was the same level of dividends paid in 2010. In 2011, SLF Inc. issued approximately 10 million shares from treasury under its Canadian Dividend Reinvestment and Share Plan.

Financing Arrangements

On July 11, 2011, SLF Inc. redeemed all of the outstanding $300 million principal amount of Series C Senior Unsecured 5.00% Fixed Floating/Debentures due in 2031.

On August 12, 2011, SLF Inc. issued $200 million of Class A Non-Cumulative Rate Reset Preferred Shares Series 10R at a price of $25.00 per share and yielding 3.90% annually.

On August 23, 2011, SLF Inc. issued $300 million principal amount of Series E Senior Unsecured 4.57% Debentures due 2021.

On November 10, 2011, SLF Inc. issued $300 million of Class A Non-Cumulative Rate Reset Preferred Shares Series 12R at a price of $25.00 per share and yielding 4.25% annually.

On December 31, 2011, Sun Life Capital Trust, a subsidiary of SLF Inc., redeemed all of the outstanding $950 million principal amount of Sun Life ExchangEable Capital Securities (“SLEECS”), Series A.

Outlook

Throughout 2011, equity markets exhibited substantial volatility while interest rates reached record lows as a result of economic uncertainty in the European Union and U.S. monetary policy actions aimed at lowering interest rates on long-term treasuries. In January of 2012, the Federal Reserve announced plans to keep interest rates at current levels until the later part of 2014. Market- related impacts arising from this economic environment will continue to place pressure on the earnings, regulatory capital requirements and profitability of life insurance companies. Low interest rates and increased volatility create a number of challenges for insurers including increased hedge costs, lower investment yields and lower levels of new business profitability.

On December 12, 2011, we announced the completion of a major strategic review of our businesses, which included the decision to discontinue the sale of domestic U.S. variable annuity and individual insurance products. We do not expect this decision to have a material financial impact on our 2012 operating net income. Nonetheless, this action reflects the substantial capital requirements to support our U.S. variable annuity business and the challenges of achieving adequate levels of profitability and return on equity in a low interest rate environment. We are also mindful of the continuing weakness in the U.S. economy and the European debt crisis, which creates additional uncertainty and the potential for further economic instability that could impact our financial results.

Despite the economic uncertainty and market volatility, we continue to focus on businesses with strong growth prospects, fueled by consumer demand and strong demographic and environmental trends. In particular, we expect the aging of the population in North America, the rise of the middle class in the emerging markets of China and India, as well as the shifting responsibility for health and financial benefits from governments and employers to individuals to increase the demand for private solutions for pension, savings and health care needs. For consumers, ongoing market volatility has highlighted the need for greater security and protection of retirement savings offered by life insurance companies.

Financial Objectives

Our financial objectives are reviewed each year based on our view of future financial performance and evolving economic and regulatory conditions. In 2011, our objectives were to achieve an operating ROE in the 12%–14% range over a three-to-five year period(1), while maintaining a strong capital position and effective capital deployment. Our operating ROE of 0.8% for 2011 was well below this objective as a result of low levels of earnings; however, our capital position remained strong. Sun Life Assurance, our principal operating subsidiary in Canada, ended the year with an MCCSR ratio of 211%, down from 228% last year, but well in excess of OSFI’s minimum regulatory levels for life insurance companies. Additional information on our financial performance in 2011 and MCCSR movement can be found in this MD&A under the headings Financial Performance – 2011 Consolidated Results of Operations and Capital and Liquidity Management – Capital Adequacy.

Our operating ROE objective for 2012 is unchanged from last year.

Assumptions upon which our operating ROE objective is based include:

(i)	a steady rise in the annual level of equity market indices, primarily the S&P 500, by approximately 8% per annum;
(ii)	stability in North American interest rates across the yield curve and, over the longer term, interest rates that are generally higher than statutory or contractual minimums required on certain guaranteed products offered by the Company;
(iii)	a credit environment which reflects the Company’s best estimate assumptions;
(iv)	stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar;
(v)	no material changes in capital rules; and
(vi)	business mix and best estimate actuarial assumptions as at December 31, 2011.

Our operating ROE is significantly dependent on business written in the past that was based on economic conditions, capital requirements, pricing and other assumptions in effect at that time.

We expect to maintain the current level of dividends on SLF Inc.’s common shares, which are subject to the approval of the Board of Directors each quarter, provided that economic conditions and the Company’s results allow it to do so while maintaining a strong capital position. Additional information on dividends is provided in this MD&A under the heading Capital and Liquidity Management – Shareholder Dividends.

The information concerning our financial objectives and future dividends is forward-looking information and is based on the assumptions set out above and is subject to the risk factors described under Forward-Looking Information.

(1)	Operating ROE is a non-IFRS financial measure. For additional information, see Non-IFRS Financial Measures.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 21

Financial Highlights

($ millions, unless otherwise noted)	IFRS 2011	IFRS 2010	CGAAP 2009
Net income (loss)
Operating net income (loss)(1)	104	1,477	561
Reported net income (loss)	(300)	1,406	534
Diluted EPS ($)
Operating(1)	0.18	2.59	0.99
Reported	(0.52)	2.39	0.94
Basic EPS ($)
Operating(1)	0.18	2.60	1.00
Reported	(0.52)	2.48	0.95
Return on equity
Operating(1)	0.8%	10.7%	3.5%
Reported	(2.2)%	10.2%	3.4%
Dividends per common share	1.44	1.44	1.44
Dividend payout ratio	n/m	59%	152%
Dividend yield	6.5%	5.0%	5.4%
MCCSR ratio (Sun Life Assurance)	211%	228%	221%
Premiums & deposits
Net premium revenue	9,314	13,770	15,510
Segregated fund deposits	10,182	10,241	11,060
Mutual fund sales	28,941	28,468	24,642
Managed fund sales	27,751	27,917	32,938
ASO premium & deposit equivalents	5,661	5,994	5,081
Total premiums & deposits	81,849	86,390	89,231
Assets under management (as at December 31)(2)
General fund assets	129,844	122,301	120,091
Segregated fund assets	88,183	87,946	81,305
Mutual fund assets(2)	110,524	107,263	96,077
Managed fund assets(2)	136,599	146,486	134,121
Other AUM(2)	380	729	1,046
Total AUM(2)	465,530	464,725	432,640
Capital (as at December 31)
Subordinated debt and other capital(3)	3,441	4,385	4,692
Participating policyholders’ equity	123	115	107
Total shareholders’ equity	15,607	15,932	17,230
Total capital	19,171	20,432	22,029
(1)	Operating net income (loss), operating EPS and operating ROE are non-IFRS financial measures and exclude certain items described under the heading Non-IFRS Financial Measures. All EPS measures refer to diluted EPS, unless otherwise stated. Operating EPS also excludes the impact of dilution from convertible securities.
(2)	AUM, mutual fund assets, managed fund assets, other AUM and total AUM are non-IFRS financial measures. For additional information, see Non-IFRS Financial Measures.
(3)	Other capital refers to SLEECS, which qualify as capital for Canadian regulatory purposes. For additional information, see Capital and Liquidity Management – Capital.

22 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to investors in understanding our performance and facilitate a comparison of the quarterly and full year results of our ongoing operations. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results & Reports.

Operating net income (loss) and financial information based on operating net income (loss), such as operating EPS and operating ROE, are non-IFRS financial measures. Operating net income excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs recorded in the fourth quarter of 2011; (iv) goodwill and intangible asset impairment charges recorded in the fourth quarter of 2011; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities under IFRS.

The following tables set out the amounts that were excluded from our operating net income (loss), EPS and ROE in the prior three years. A reconciliation of operating net income (loss) to reported net income (loss) for the fourth quarter of 2011 is provided in this MD&A under the heading Financial Performance – Fourth Quarter 2011 Performance.

Reconciliation of Operating Net Income

($ millions)	IFRS 2011	IFRS 2010	CGAAP(1) 2009
Reported net income (loss)	(300)	1,406	534
After-tax gain (loss) on adjustments
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(3)	10	–
Fair value adjustments on share-based payment awards at MFS	(80)	(81)	–
Restructuring and other related costs(2)	(55)	–	(27)
Goodwill and intangible asset impairment charges	(266)	–	–
Total adjusting items	(404)	(71)	(27)
Operating net income	104	1,477	561

Reconciliation of EPS to Operating EPS

($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Reported EPS (diluted) ($)	(0.52)	2.39	0.94
Less:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(0.01)	0.02	–
Fair value adjustments on share-based payment awards at MFS	(0.14)	(0.14)	–
Restructuring and other related costs	(0.09)	–	(0.05)
Goodwill and intangible asset impairment charges	(0.46)	–	–
Impact of convertible securities on diluted EPS	–	(0.08)	–
Operating EPS (diluted)	0.18	2.59	0.99

Reconciliation of ROE to Operating ROE

($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Reported ROE (%)	(2.2)	10.2	3.4
Less:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	–	0.1	–
Fair value adjustments on share-based payment awards at MFS	(0.6)	(0.6)	–
Restructuring and other related costs	(0.4)	–	(0.1)
Goodwill and intangible asset impairment charges	(2.0)	–
Operating ROE (%)	0.8	10.7	3.5
(1)	Operating net income adjustments for certain hedging relationships in SLF Canada that do not qualify for hedge accounting under IFRS, and the impact of fair value adjustments on share-based payment awards at MFS are reflected only in IFRS. No operating net income adjustments for these items were made under CGAAP.
(2)	In the first quarter of 2009, we incurred an after-tax charge of $27 million related to restructuring costs as part of our actions to reduce expense levels and improve operational efficiency.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 23

Management also uses the following non-IFRS financial measures:

Adjusted revenue. This measure excludes from revenue the impact of: (i) currency; (ii) reinsurance for the insured business in SLF Canada’s Group Benefits operations; (iii) the life reinsurance business that was sold in the fourth quarter of 2010; and (iv) fair value changes in FVTPL assets and derivative instruments. This measure is an alternative measure of revenue that provides greater comparability across reporting periods. A reconciliation of adjusted revenue is provided in this document under the heading Revenue.

Adjusted premiums and deposits. This measure excludes from premiums and deposits the impact of: (i) currency; (ii) reinsurance for the insured business in SLF Canada’s Group Benefit operations; and (iii) the life reinsurance business that was sold in the fourth quarter of 2010. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods. A reconciliation of adjusted premiums and deposits is provided in this document under the heading Premiums and Deposits.

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of currency. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

MCCSR market sensitivities. Our MCCSR market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS:

(i)	premium equivalents, mutual fund sales, managed fund sales and premiums and deposits;
(ii)	AUM, mutual fund assets, managed fund assets and other AUM;
(iii)	the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and
(iv)	management actions and changes in assumptions is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Financial Performance

2011 Consolidated Results of Operations

Net Income

The reported loss for 2011 was $300 million, compared to net income of $1,406 million for the same period one year ago. Reported ROE was negative 2.2% for the year ended December 31, 2011, compared with 10.2% in 2010.

Operating net income for the year ended December 31, 2011 was $104 million, compared to $1,477 million in 2010. Operating ROE was 0.8% in 2011, compared to 10.7% in 2010. The net impact of certain hedges in SLF Canada that do not qualify for hedge accounting, fair value adjustments on share-based payment awards at MFS, restructuring and other related costs, as well as goodwill and intangible asset impairment charges, was $(404) million in 2011, compared to $(71) million in the year ended December 31, 2010.

Operating net income for the year ended December 31, 2011 was unfavourably impacted by the net impact of management actions and changes in assumptions of $840 million, including a $635 million charge to net income in the fourth quarter related to the valuation of our variable annuity and segregated fund insurance contract liabilities (“Hedging in the Liabilities”). Results in 2011 were also unfavourably impacted by declines in equity markets and interest rate levels, which reduced net income by $356 million and $224 million, respectively. This was partially offset by the favourable impact of investment activity on insurance contract liabilities, net realized gains on AFS securities, a net tax benefit from the reorganization of our U.K. operations and increases in the fair value of real estate classified as investment properties.

Operating net income for the year ended December 31, 2010 included $173 million related to improvements in equity markets, the favourable impact of asset liability re-balancing and the favourable impact of the Lincoln U.K. acquisition. Movements in interest rates contributed $34 million to net income in 2010 as interest rate swap movements more than offset the adverse impact of lower interest rates. These favourable impacts were partially offset by increased expense levels from business initiatives in 2010 and $49 million of unfavourable credit impacts.

Return on Equity

Reported ROE was negative 2.2% in 2011, compared to 10.2% in 2010. Operating ROE was 0.8% for the year ended December 31, 2011, compared to 10.7% in 2010.

Assets Under Management

AUM consists of general funds, segregated funds and other AUM(1). Other AUM includes mutual funds and managed funds which include institutional and other third-party assets managed by the Company.

(1)	AUM, mutual fund assets, managed fund assets, other AUM and total AUM are non-IFRS Financial Measures. See Use of Non-IFRS Financial Measures.

24 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Total AUM were $465.5 billion as at December 31, 2011, compared to $464.7 billion as at December 31, 2010. The increase of $0.8 billion resulted primarily from:

(i)	net sales of mutual, managed and segregated funds of $9.5 billion;
(ii)	an increase of $5.2 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(iii)	an increase of $4.7 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives; and
(iv)	business growth of $1.6 billion; partially offset by
(v)	unfavourable market movements on the value of mutual funds, managed funds and segregated funds of $15.2 billion;
(vi)	a decrease of $3.9 billion from the reclassification of the assets in the Hong Kong pension business to assets under administration in the third quarter of 2011; and
(vii)	a decrease of $932 million from the sale of our life reinsurance business in the fourth quarter of 2010.

General fund assets were $129.8 billion at December 31, 2011, up $7.5 billion from the December 31, 2010. The increase in general fund assets resulted primarily from:

(i)	an increase of $4.7 billion from the change in value of FVTPL assets;
(ii)	an increase of $2.2 billion from a weakening Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(iii)	business growth of $1.6 billion; partly offset by
(iv)	a reduction of $932 million arising from the sale of our life reinsurance business in the fourth quarter of 2010.

Segregated fund assets were $88.2 billion as at December 31, 2011, compared to $87.9 billion as at December 31, 2010. The increase in segregated fund assets was due to an increase of $2.2 billion from net sales and favourable currency impact of $0.9 billion, partially offset by $2.9 billion unfavourable market movements.

Other AUM, which includes MFS assets under management, decreased to $247.5 billion, $7.0 billion lower than as at December 31, 2010. Unfavourable market movements of $12.4 billion and a $3.9 billion reclassification of the assets in our Hong Kong pension business to assets under administration were partially offset by net sales for the year of $7.3 billion and a $2.1 billion favourable impact from currency movements.

Revenue

Revenues include (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of derivative instruments and assets designated as FVTPL; and (iii) fee income received for services provided. ASO premium and deposit equivalents, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these contracts, which is included in revenue. These fee-based deposits and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets, which may in turn affect the comparability of revenue from period to period. The debt and equity securities that support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in liabilities.

We perform cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing insurance contract liabilities are written down in value to reflect impairment or default, the asset cash flows used in the valuation of the liabilities are also re-assessed. Additional information on our accounting policies is provided in this MD&A under the heading Critical Accounting Policies and Estimates.

Revenue

($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Net premium revenue
Annuities	3,270	3,224	4,795
Life insurance	4,373	6,161	6,380
Health insurance	1,671	4,385	4,335
	9,314	13,770	15,510
Net investment income (loss)
Interest and other investment income	5,055	5,065	–
Change in FVTPL assets and liabilities	4,657	2,778	–
Net gains (losses) on AFS assets	202	84	–
	9,914	7,927	9,392
Fee income	3,353	3,104	2,670
Total revenue	22,581	24,801	27,572
Net impact of currency, reinsurance and changes in the fair value of FVTPL assets and derivative instruments	(119)	(2,744)	n/a
Adjusted revenue(1)	22,462	22,057	n/a
(1)	Adjusted revenue is a non-IFRS financial measure that excludes the impact of currency, reinsurance for the insured business in SLF Canada’s Group Benefit Operations, the life reinsurance business that was sold in the fourth quarter of 2010, and changes in the fair value of FVTPL assets and derivative instruments. For additional information, see Use of Non-IFRS Financial Measures.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 25

Revenue of $22.6 billion in 2011 was down $2.2 billion from revenue of $24.8 billion in 2010. The strengthening of the Canadian dollar relative to average exchange rates for the 12 months of 2010 decreased revenue by $471 million. Adjusted revenue in 2011 was $22.5 billion, an increase of $0.4 billion from 2010. The increase in adjusted revenue was primarily attributable to higher fee income from increased net average asset levels at MFS and higher net investment income.

Net life, health and annuity premiums were $9.3 billion in 2011, compared to $13.8 billion in 2010. The decrease in net premiums was primarily due to a decrease of $3.4 billion associated with the reinsurance of the insured business in SLF Canada’s Group Benefits operations (the impact of which was offset in recovered claims and benefits) and $498 million as a result of the sale of our reinsurance business in the fourth quarter of 2010.

Net investment income for the year ended December 31, 2011 was $9.9 billion, up $2.0 billion from $7.9 billion in 2010. The increase in net investment income was largely due to an increase in the fair value of FVTPL assets and liabilities.

Fee income was $3.4 billion in 2011, compared to $3.1 billion in 2010. The increase was driven primarily by higher fee income at MFS from increased net average asset levels and higher fee income in SLF U.S.

Premiums and Deposits

Premiums and deposits for the year ended December 31, 2011 were $81.8 billion, compared to $86.4 billion one year ago. Adjusted premiums and deposits(1) of $88.7 billion for the year ended December 31, 2011 increased by $2.2 billion primarily as a result of increased sales at MFS. Adjusted premiums and deposits adjusts for the impact of currency, reinsurance for the insured business in SLF Canada’s Group Benefits operations, and the life reinsurance business that was sold in the fourth quarter of 2010.

($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Premiums & Deposits
Net premium revenue	9,314	13,770	15,510
Segregated fund deposits	10,182	10,241	11,060
Mutual fund sales	28,941	28,468	24,642
Managed fund sales	27,751	27,917	32,938
ASO premium & deposit equivalents	5,661	5,994	5,081
Total	81,849	86,390	89,231
Less: Impact of currency and reinsurance	(6,841)	(96)	n/a
Adjusted premiums & deposits(1)	88,690	86,486	n/a
(1)	Adjusted premiums and deposits is a non-IFRS financial measure. For additional information, see Non-IFRS Financial Measures.

Net life, health and annuity premiums were $9.3 billion in 2011, compared to $13.8 billion in 2010. The decrease of $4.5 billion was primarily the result of $3.4 billion from the impact of reinsurance for the insured business in SLF Canada’s Group Benefits operations and $498 million decrease from the sale of our reinsurance business in 2010. The strengthening of the Canadian dollar relative to average exchange rates in the 12 months of 2010 decreased net premiums by $207 million.

Segregated fund deposits of $10.2 billion for the year ended December 31, 2011 were largely flat from 2010.

Sales of mutual funds and managed funds were $56.7 billion in 2011, an increase of $0.3 billion over 2010, primarily as a result of higher sales in MFS, partially offset by the unfavourable impact of currency and a large sale in our Hong Kong pension business in the fourth quarter of 2010.

Benefits and Expenses

Total benefits and expenses were $23.2 billion in 2011, up $0.3 billion from $22.9 billion in 2010.

Benefits and Expenses ($ millions)	IFRS 2011	IFRS 2010
Gross claims and benefits paid	12,896	13,483
Changes in insurance/investment contract liabilities and reinsurance assets (net of reinsurance recoveries)(1)	3,593	2,705
Commissions	1,545	1,647
Operating expenses	3,580	3,470
Impairment of goodwill and intangible assets	307	7
Other(2)	1,291	1,618
Total	23,212	22,930
(1)	Includes increase (decrease) in insurance contract liabilities, decrease (increase) in reinsurance assets, increase (decrease) in investment contract liabilities, and reinsurance expenses (recoveries).
(2)	Other includes net transfer to (from) segregated funds, premium taxes and interest expense.

Gross claims and benefits paid in 2011 were $12.9 billion, down $0.6 billion from 2010 primarily as a result of the sale of our reinsurance business in the fourth quarter of 2010 and lower claims and benefits paid in our U.S. annuity business.

(1)	Adjusted premiums and deposits is a non-IFRS financial measure. For additional information, see Non-IFRS Financial Measures.

26 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Changes in insurance/investment contract liabilities and reinsurance assets (net of recoveries) of $3.6 billion increased by $0.9 billion over 2010. An increase in the fair value of FVTPL assets supporting insurance contract liabilities and changes in reinsurance assets were partially offset by higher reinsurance recoveries associated with the reinsurance for the insured business in SLF Canada’s Group Benefits operations in the fourth quarter of 2010.

Commission expenses of $1.5 billion in 2011 were down $0.1 billion from 2010. The decrease was mainly attributable to lower sales in SLF U.S. and unfavourable currency impact, partially offset by increases in SLF Canada from higher sales in Group Retirement Services and increased sales in MFS.

Operating expenses of $3.6 billion in 2011 were $0.1 billion higher than 2010. Expenses increased primarily as a result of restructuring and other related costs recorded in the fourth quarter of 2011. Additional information on operating expenses can be found in Note 19 in our 2011 Consolidated Financial Statements.

Other expenses of $1.3 billion were largely lower by $0.3 billion primarily as a result of a reduction in net transfers from segregated funds.

Management Actions and Changes in Assumptions(2)

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. Many of these assumptions relate to matters that are inherently uncertain. The valuation of these obligations is fundamental to our financial results and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of our products. Our benefit payment obligations, net of future expected revenues, are estimated over the life of our annuity and insurance products based on internal valuation models and are recorded in our financial statements, primarily in the form of insurance contract liabilities. We review our actuarial assumptions each year, generally in the third and fourth quarters, and revise these assumptions if appropriate.

In 2011, the net impact of management actions and changes in assumptions resulted in a decrease in operating net income of $840 million. The most significant of these changes in assumptions in 2011 related to Hedging in the Liabilities, in which the expected future cost of the dynamic hedging program, based on our current hedging policy, for variable annuity and segregated fund products is reflected in the liabilities. This valuation change resulted in a charge to net income of $635 million in the fourth quarter, and an increase in the MCCSR ratio of Sun Life Assurance of approximately five points. This charge is expected to be sufficient to provide for the cost of hedging our existing variable annuity and segregated fund contracts over their remaining lifetime. This valuation change provides for the expected future costs, together with a provision for adverse deviations (prior to this change the hedge costs were expensed in the period in which they were incurred). This will result in a higher level of future net income from in-force contracts than would be the case using the prior methodology. For new business in future periods, hedge costs associated with product guarantees will be reflected in net income at the time of sale, resulting in increased new business strain.

Details of management actions and changes in assumptions made in 2011 by major category are provided below.

Management Actions and Changes in Assumptions	Increase/ (Decrease) in operating net income	Comments
($ millions)
Hedging in the Liabilities	(635)	Reflects a change in methodology to provide for the cost of hedging our existing variable annuity and segregated fund contracts over their remaining lifetime

Investment income tax	204	Reflects changes related to investment income tax on universal life contracts in SLF Canada

Mortality/Morbidity	(133)	Primarily due to updates to reflect new industry guidance from the Canadian Institute of Actuaries (“CIA”) related to mortality improvement

Lapse and other policyholder behaviour	(299)	Reflects higher lapse rates on term insurance renewals in SLF Canada, as well as updates for premium persistency in Individual Insurance in SLF U.S.

Expense	(28)	Impact of reflecting recent experience studies across the Company (i.e., higher unit costs)

Investment returns	(127)	Largely due to updates to a number of investment assumptions including real estate returns and the impact of a lower interest rate environment, partially offset by changes to asset default assumptions

Other	178	Modelling enhancements to improve the projection of future cash flows across a number of our businesses and management actions, including the impact of re-negotiated reinsurance agreements in SLF Asia
Total	(840)

Additional information on estimates relating to our policyholder obligations, including the methodology and assumptions used in their determination, can be found in this MD&A under the heading Accounting and Control Matters – Critical Accounting Policies and Estimates and in Note 9 to our 2011 Consolidated Financial Statements.

Goodwill and Intangible Asset Impairment

During the fourth quarter of 2011, we recorded goodwill and intangible asset impairment charges of $266 million. SLF Canada incurred a $194 million goodwill impairment charge related to the individual wealth operations in its Individual Insurance & Investments business unit. This impairment charge reflects the current economic and regulatory environment that has affected the Canadian segregated fund business, including the low interest rate environment, increased capital requirements and market volatility. As at December 31, 2011,

(2)	Management actions and changes in assumptions is a component of our sources of earnings disclosure and is a non-IFRS financial measure. For additional information, see Use of Non-IFRS Financial Measures.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 27

there was $158 million of goodwill remaining in SLF Canada related to the individual wealth cash generating unit (“CGU”). SLF U.S. incurred a goodwill and intangible asset impairment charge of $72 million (after-tax) in the fourth quarter of 2011, representing the remaining amount of goodwill that was attributed to the variable annuity business. This charge reflects our decision to discontinue sales of domestic variable annuity and individual insurance products in SLF U.S. These impairment charges are non-cash and have no impact on the MCCSR ratio of Sun Life Assurance, as goodwill does not qualify as available capital for regulatory purposes. Additional information on goodwill can be found in Note 10 to our 2011 Consolidated Financial Statements.

Income Taxes

In 2011, we had an income tax recovery of $447 million on our reported loss before taxes of $631 million, which resulted in an effective recovery rate of 70.8%. This compares to an income tax expense of $353 million on reported income before taxes of $1,871 million and an effective tax rate of 18.9% in 2010.

The Company’s statutory tax rate is 28% in 2011 (30.5% in 2010). Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 18% to 22%. In a year when a loss is incurred, the impact of these tax items is reversed such that tax benefits increase the effective tax rate while non-deductible expenses decrease the tax rate.

Our overall effective tax rate in 2011 was significantly impacted by pre-tax losses, particularly in SLF U.S. Many of our expected tax benefits are sustainable even in volatile market conditions and therefore increased our effective tax rate during the year. In addition, our effective tax rate for the year reflected various non-recurring tax impacts recorded in 2011. During the year, we recorded favourable adjustments of $42 million with respect to taxes of prior years due to the resolution of tax disputes. We also recorded a tax benefit of $68 million in the fourth quarter related to previously unrecognized losses in SLF U.K. following the reorganization of our principal U.K. subsidiaries. In 2011, we benefited from lower taxes on investment income, particularly related to appreciation of real estate classified as investment properties in SLF Canada, which increased our income tax recovery in 2011 by $34 million. This benefit was more than offset by the impairment of goodwill in SLF Canada, which was not deductible for tax purposes.

Our effective income tax rate of 18.9% in 2010 reflected pre-tax earnings combined with our sustainable tax benefit streams, such as lower taxes on income subject to tax in foreign jurisdictions and a range of tax exempt investment income. Non-recurring tax impact in 2010 included a net tax benefit of $53 million recorded in relation to the favourable judgment received by SLF U.K. in a tax litigation case. Further, our income tax expense was increased by $90 million upon the sale of our life retrocession business in 2010 due to the write-off of goodwill, which was not deductible for tax purposes.

Impact of Currency

We have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Indonesia, India, China and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated into Canadian dollars. The bulk of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

Exchange rate	Quarterly					Full year

	Q4’11	Q3’11	Q2’11	Q1’11	Q4’10	2011	2010
Average
U.S. Dollar	1.023	0.978	0.968	0.986	1.013	0.989	1.031
U.K. Pounds	1.609	1.576	1.578	1.579	1.602	1.585	1.593
Period end
U.S. Dollar	1.019	1.050	0.963	0.970	0.997	1.019	0.997
U.K. Pounds	1.583	1.636	1.546	1.555	1.555	1.583	1.555

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in a period of net losses outside of Canada, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of currency in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of currency on net income on a year-over-year basis. During the fourth quarter of 2011 our operating loss increased by $5 million as a result of movements in foreign exchange rates relative to the fourth quarter of last year. For the year ended December 31, 2011, our operating net income was favourably impacted by $22 million as a result of movements in foreign exchange rates relative to the prior year.

28 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Fourth Quarter 2011 Performance

Our reported loss in the fourth quarter of 2011 was $525 million, compared to net income of $504 million in the fourth quarter of 2010. Reported ROE was negative 15.3%, compared with 14.4% for the fourth quarter of 2010.

Our operating loss was $221 million for the quarter ended December 31, 2011, compared to operating net income of $485 million in the same period last year. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs recorded in the fourth quarter of 2011; and (iv) goodwill and intangible asset impairment charges recorded in the fourth quarter of 2011. The following table sets out the differences between operating and reported net income (loss) by business segment in the fourth quarter of 2011.

	Q4 2011

($ millions, after-tax)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total
Operating net income (loss)	182	(511)	68	44	(4)	(221)
Items excluded from operating net income:
Certain hedges that do not qualify for hedge accounting	50	–	–	–	–	50
Fair value adjustments on share-based payment awards	–	–	(33)	–	–	(33)
Restructuring and other related costs	–	(32)	(4)	(6)	(13)	(55)
Goodwill and intangible asset impairment charges	(194)	(72)	–	–	–	(266)
Reported net income (loss)	38	(615)	31	38	(17)	(525)

The operating loss in the fourth quarter of 2011 was impacted significantly by a change related to Hedging in the Liabilities, which resulted in a one-time charge to net income of $635 million. Partially offsetting the loss was the positive impact of a net tax benefit related to the reorganization of our U.K. operations and net excess realized gains on AFS securities.

The following table sets out the impact that notable items had on our net income (excluding operating adjustments) in the fourth quarter of 2011.

($ millions, after-tax)	Q4’11
Capital market impacts
Net interest rate impact	27
Net equity market impact	20
Foreign exchange	(5)
Other experience related items
Lapse and other policyholder behaviour	25
Credit	2
Mortality/morbidity	(26)
Expenses	(22)
Other net experience	(44)

Management actions and changes in assumptions	(635)
Hedging in the Liabilities	(10)
Other

Other notable items
Net tax benefit from the reorganization of U.K. subsidiaries	59
Net excess realized gains on AFS securities	45

The net equity market impact includes the effect of changes in equity markets, net of hedging, that differ from our liability best estimate assumption of approximately 2% growth per quarter in equity markets. Net interest rate impact includes changes in interest rates that impact the investment returns that differ from those assumed, as well as the impact of changes in interest rates on the value of derivative instruments employed as part of our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business we have a higher degree of sensitivity in respect of interest rates at long durations.

Operating net income in the fourth quarter of 2010 was $485 million. Net income in the fourth quarter of 2010 was favourably impacted by $181 million from improvements in equity markets and $113 million from increased interest rates. This was partially offset by the impact of management actions and changes to actuarial estimates and assumptions of $58 million related primarily to mortality, and higher levels of expenses, which included several non-recurring items.

Management Actions and Changes in Assumptions

During the fourth quarter of 2011, management actions and changes in assumptions resulted in a decrease in operating net income of $645 million. The most significant item in the fourth quarter related to Hedging in the Liabilities, in which the expected future cost of the dynamic hedging program, based on our current hedging policy, for variable annuity and segregated fund products is reflected in the liabilities. This valuation change resulted in a charge to net income of $635 million, and an increase in the MCCSR ratio of Sun Life Assurance of approximately five points. These amounts were consistent with the estimates provided in our third quarter financial results. Our net income and MCCSR sensitivities were also impacted as a result of this change. Information on our interest rate sensitivities can be found under the heading Market Risk Sensitivities.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 29

As we had described in our third quarter results, the CIA has not prescribed a single approach to the valuation of dynamic hedging programs for variable annuity and segregated fund contracts. The CIA has been examining approaches that would reflect the future cost of hedging guarantees in insurance contract liabilities, and guidance is emerging. The CIA work, as well as our own internal actuarial work, has progressed sufficiently in 2011, such that we believed it was appropriate to reflect the cost of our dynamic hedging program in the determination of our insurance contract liabilities.

The $635 million charge related to Hedging in the Liabilities is expected to be sufficient to provide for the cost of hedging our existing variable annuity and segregated fund contracts over their remaining lifetime. This methodology change will provide for the expected future costs, together with a provision for adverse deviations (prior to this change the hedge costs were expensed in the period in which they were incurred). This will result in a higher level of future net income from in-force contracts than would be the case using the prior methodology. For new business in future periods, hedge costs associated with product guarantees will be reflected in net income at the time of sale, resulting in increased new business strain.

Management actions in the fourth quarter of 2011 consisted primarily of goodwill and intangible asset impairment charges and restructuring and other related costs across a number of our businesses.

Performance by Business Group

We manage our operations and report our financial results in five business segments. The following section describes the operations and financial performance of SLF Canada, SLF U.S., MFS, SLF Asia and Corporate. A reconciliation between reported and operating net income for each business group appears in a table on the preceding page.

SLF Canada

SLF Canada reported net income of $38 million in the fourth quarter of 2011, compared to $218 million in the same period one year ago. Operating net income was $182 million, compared to $175 million in the fourth quarter of 2010. Operating net income (loss) in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting and goodwill impairment charges recorded in the fourth quarter of 2011.

Operating net income in the fourth quarter of 2011 reflected the unfavourable impact of the implementation of a change related to Hedging in the Liabilities. This resulted in a charge of $103 million, which is reflected in Individual Insurance & Investments. This was partially offset by net realized gains on AFS securities, the favourable impact of investment activity on insurance contract liabilities and favourable lapse experience as a result of policyholder behaviour.

Operating net income of $175 million in the fourth quarter of 2010 reflected the net unfavourable impact of interest rate movements, including swap spreads, changes to actuarial estimates and assumptions related primarily to mortality and the unfavourable impact of asset-liability re-balancing. This was partially offset by improved equity markets and related tax impacts.

SLF U.S.

SLF U.S. reported a loss of C$615 million in the fourth quarter of 2011, compared to net income of C$294 million in the fourth quarter of 2010. SLF U.S. had an operating loss of C$511 million in the fourth quarter of 2011, compared to net income of C$294 million for the same period last year. Operating net income (loss) in SLF U.S. excludes the impact of goodwill and intangible asset impairment charges and restructuring costs recorded in the fourth quarter of 2011 related to our decision to discontinue domestic U.S. variable annuity and individual life products to new sales.

In U.S. dollars, SLF U.S. had a reported loss of US$601 million in the fourth quarter of 2011, compared to reported net income of US$291 million in the fourth quarter of 2010. The operating loss in the fourth quarter of 2011 was US$498 million, compared to operating net income of US$291 million in the fourth quarter of 2010. Results in the fourth quarter of 2011 included the unfavourable impact of the implementation of a change related to Hedging in the Liabilities. This resulted in a charge of US$522 million, which is reflected in the Annuities line of business. The loss in Individual Insurance includes updates to the prior quarter’s estimate of policy liabilities related to the significant market volatility experienced in the later part of the third quarter and unfavourable mortality. Employee Benefits Group results in the fourth quarter reflect unfavourable morbidity experience.

Net income of US$291 million in the fourth quarter of 2010 reflected the favourable impact of improved equity markets and increased interest rates.

MFS

Net income in the fourth quarter of 2011 was C$31 million, compared to C$39 million for the same period one year ago. MFS had operating net income of C$68 million in the fourth quarter of 2011, compared to C$63 million for the same period last year. Operating net income at MFS excludes the impact of fair value adjustments on share-based payment awards and restructuring costs related to the transition of McLean Budden to MFS in the fourth quarter of 2011.

In U.S. dollars, MFS had reported net income of US$30 million in the fourth quarter of 2011, compared to reported net income of US$38 million in the fourth quarter of 2010. Operating net income in the fourth quarter of 2011 was US$66 million, compared to operating net income of US$62 million in the fourth quarter of 2010. The increase in operating net income from the fourth quarter of 2010 was primarily due to lower expenses as a result of an amendment to the deferred incentive plan and higher net average assets. MFS’s pre-tax operating profit margin ratio increased to 32% in the fourth quarter of 2011 from 31% one year ago.

SLF Asia

Net income in the fourth quarter of 2011 was $38 million, compared to net income of $28 million in the fourth quarter of 2010. Operating net income in the fourth quarter of 2011 was $44 million, compared to $28 million in the same period one year ago. Operating net income in SLF Asia excludes restructuring and other related costs recorded in the fourth quarter of 2011, primarily related to the acquisition of 49% of Grepalife Financial Inc., a Philippine life insurance company.

Results in the fourth quarter of 2011 reflected the net favourable impact of management actions and assumption changes during the quarter, including the impact of re-negotiated reinsurance agreements in our Hong Kong operations, realized gains on AFS securities and business growth. This was partially offset by a higher level of new business strain as a result of higher sales in China. Operating net income in the fourth quarter of 2010 included higher levels of new business strain in Hong Kong.

30 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Corporate

The Corporate segment reported a loss of $17 million in the fourth quarter of 2011, compared to a reported loss of $75 million in the fourth quarter of 2010. The Corporate segment had an operating loss of $4 million in the fourth quarter of 2011, compared to an operating loss of $75 million in the same period one year ago. Operating results exclude the impact of restructuring and other related costs recorded in the fourth quarter of 2011 as a result of the Company’s initiatives to reduce expense levels and improve operational efficiency.

SLF U.K. reported net income of $68 million in the fourth quarter of 2011, compared to a loss of $26 million in the fourth quarter of 2010. Operating net income for the fourth quarter of 2011 was $71 million, compared to a loss of $26 million one year ago. SLF U.K.’s results in the fourth quarter of 2011 reflected a net tax benefit of $59 million related to the reorganization of our U.K. operations, partially offset by the unfavourable impact of fixed income investment activity on insurance contract liabilities. Net income for the fourth quarter of 2010 reflected downgrades on the investment portfolio and increased expense levels related to higher regulatory and project costs.

Corporate Support reported a loss of $85 million in the fourth quarter of 2011, compared to a loss of $49 million one year earlier. The operating loss for the fourth quarter of 2011 was $75 million, compared to a loss of $49 million in the fourth quarter of 2010. Operating results in the fourth quarter of 2011 reflected net impairments on AFS securities of $14 million. Results in the fourth quarter of 2010 included the favourable impact of our life reinsurance business (net of the loss on sale) that was sold on December 31, 2010, partially offset by increased levels of expenses.

Additional Financial Disclosure

Revenue for the fourth quarter of 2011 was $5.7 billion, compared to $4.3 billion in the fourth quarter of 2010. Revenue increased primarily as a result of $2.7 billion increase in the net gains in fair value of FVTPL assets and non-hedging derivatives, partially offset by $850 million impact of reinsurance for the insured business in SLF Canada’s Group Benefits operations, $316 million lower net premium revenue from SLF U.S. and $131 million decrease from the sale of our reinsurance business in the fourth quarter last year. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2010 increased revenue by $26 million. Adjusted revenue was $5.5 billion for the fourth quarter of 2011, compared to $5.7 billion in the same period one year ago primarily due to lower net premium revenue from SLF U.S.

Premiums and deposits for the quarter ended December 31, 2011 were $22.4 billion, compared to $24.9 billion from the same period one year ago. Adjusted premiums and deposits of $23.2 billion for the three months ended December 31, 2011, decreased by $1.7 billion from the same period last year primarily as a result of a large sale in the Hong Kong pension business in the fourth quarter of 2010. Adjusted premiums and deposits adjusts for the impact of currency, reinsurance for the insured business in SLF Canada’s Group Benefits operations, and the life reinsurance business that was sold in the fourth quarter of 2010.

AUM increased $6.7 billion between September 30, 2011 and December 31, 2011. The increase in AUM related primarily to:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $14.7 billion;
(ii)	business growth of $1.4 billion;
(iii)	an increase of $1.3 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives; and
(iv)	net sales of mutual, managed and segregated funds of $1.3 billion; partially offset by
(v)	a decrease of $11.9 billion from the strengthening of the Canadian dollar against foreign currencies compared to the prior period exchange rates.

Quarterly Information

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found our interim MD&As.

($ millions, unless otherwise noted)	2011				2010

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Common shareholders’ net income (loss)
Operating(1)	(221)	(572)	425	472	485	403	155	434
Reported	(525)	(621)	408	438	504	416	72	414
Diluted EPS (in dollars)
Operating(1)	(0.38)	(0.99)	0.73	0.82	0.85	0.71	0.27	0.77
Reported	(0.90)	(1.07)	0.68	0.73	0.84	0.70	0.13	0.70
Basic Reported EPS (in dollars)
Operating(1)	(0.38)	(0.99)	0.74	0.82	0.85	0.71	0.27	0.77
Reported	(0.90)	(1.07)	0.71	0.76	0.88	0.73	0.13	0.73
ROE
Operating(1)	(6.5)%	(16.0)%	12.0%	13.5%	13.9%	11.6%	4.7%	13.0%
Reported	(15.3)%	(17.4)%	11.5%	12.5%	14.4%	12.0%	2.1%	12.4%
Operating net income (loss) by segment
SLF Canada	182	5	218	245	175	240	127	227
SLF U.S.	(511)	(569)	110	180	294	18	(127)	121
MFS	68	65	70	67	63	61	51	54
SLF Asia	44	26	30	44	28	36	24	4
Corporate	(4)	(99)	(3)	(64)	(75)	48	80	28
Total operating net income (loss)	(221)	(572)	425	472	485	403	155	434
Revenue	5,715	7,506	5,157	4,203	4,271	7,671	6,665	6,194
AUM ($ billions)	466	459	474	469	465	455	435	435
(1)	Operating net income, diluted operating EPS and operating ROE are non-IFRS financial measures. See Non-IFRS Financial Measures.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 31

Third Quarter 2011

The operating loss of $572 million in the third quarter of 2011 was driven by reserve increases (net of increases in asset values including hedges) of $684 million after-tax related to steep declines in both equity markets and interest rate levels, and reflected primarily in the individual life and variable annuity businesses in SLF U.S. Updates to actuarial methods and assumptions, which generally occur in the third quarter of each year, further reduced net income by $203 million. Updates to actuarial estimates and assumptions included unfavourable impacts related primarily to mortality and policyholder behaviour in SLF Canada and SLF U.S., which were partially offset by changes related to investment income tax on universal life insurance policies in SLF Canada.

Second Quarter 2011

Operating net income of $425 million for the quarter ended June 30, 2011 reflected continued growth in our in-force business, the favourable impact of investment results on insurance contract liabilities and favourable credit experience. Uneven movements across the yield curve and favourable spread movements more than offset lower yields on government securities, resulting in a net benefit from interest rates in the second quarter. These net gains were partially offset by investments in growth and service initiatives in our businesses and unfavourable policyholder experience.

First Quarter 2011

Operating net income of $472 million for the quarter ended March 31, 2011 reflected continued growth in assets under management, gains from increases in the fair value of real estate classified as investment properties, the favourable impact of investment activity on insurance contract liabilities, increases in equity markets and favourable mortality and morbidity experience. This was partially offset by increased losses in the Corporate segment.

Fourth Quarter 2010

Operating net income of $485 million for the quarter ended December 31, 2010 was favourably impacted by improvements in equity markets and increased interest rates. This was partially offset by the impact of changes to actuarial estimates and assumptions related primarily to mortality, higher levels of expenses, which included several non-recurring items, and the unfavourable impact of currency movements.

Third Quarter 2010

Operating net income of $403 million in the third quarter of 2010 was favourably impacted by improved equity market conditions and assumption changes and management actions. We increased our mortgage sectoral allowance in anticipation of continued pressure in the U.S. commercial mortgage market, however overall credit experience continued to show improvement over the prior year. The net impact from interest rates on third quarter results was not material as the unfavourable impact of lower interest rates was largely offset by favourable movement in interest rate swaps used for asset-liability management.

Second Quarter 2010

Operating net income of $155 million in the second quarter of 2010 was adversely impacted by declining equity markets and unfavourable interest rate movements. These adverse impacts were partially offset by the favourable impact of fixed income investing activities on policy liabilities, and an overall tax recovery during the quarter.

First Quarter 2010

Operating net income of $434 million in the first quarter of 2010 benefited from positive equity market performance, favourable movements in interest rates and the positive impact of asset-liability re-balancing. Our acquisition of the U.K. operations of Lincoln National Corporation in the fourth quarter of 2009 contributed to the improved performance in our U.K. operations. Higher costs associated with writing increased volumes of new business offset some of the gains from improved economic conditions.

32 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Business Segment Results

In the fourth quarter of 2011, SLF Inc. acquired the minority shares of McLean Budden, its Canadian investment management subsidiary, and transferred all of the shares of McLean Budden to MFS. Prior to the fourth quarter of 2011, the operations of McLean Budden were included in SLF Canada. Prior period results have been restated to reflect the results of McLean Budden within MFS.

SLF Canada

Business Profile

SLF Canada is a market leader with a client base consisting of millions of people across Canada. Our distribution breadth, strong service and technology infrastructure and brand recognition provide an excellent platform for growth. SLF Canada’s three business units – Individual Insurance & Investments, Group Benefits and Group Retirement Services (“GRS”)(1) – offer a full range of protection and wealth accumulation products and services to individuals and corporate clients.

Strategy

We help clients achieve lifetime financial security throughout their life stages by providing products and advice on insurance and investments through multiple distribution touch points. We strengthen our sponsor and advisor partnerships with value-added insight, service and advice to offer increased value to these partners. Additional value is created by enhancing productivity and client service.

We will grow our business organically by leveraging our strong brand recognition and client base to offer additional value-added products and services. Our goal is to be the best performing life insurer in Canada.

2011 Business Highlights

•

Individual life and health insurance sales grew by 9% to a record $221 million over 2010 driven by strong sales in our career sales force and third-party channels. Individual wealth continued to be positioned for growth in its more profitable fixed annuity products and mutual funds offered by Sun Life Global Investments (Canada) Inc. (“Sun Life Global Investments”), while intentionally reducing sales of lower return, capital intensive segregated fund products. During the year, significant technology investments and process improvements were made in insurance and wealth to reduce cost, add capability and support sales.

•

Group Benefits attained the number one group life and health insurance provider position based on business in-force (“BIF”)(2). Gross sales remained strong with growth reflected in both the small- and medium sized markets. In July 2011, we completed the acquisition of Buffett & Company, a worksite wellness program provider. This acquisition enhances our ability to successfully compete in the wellness market space.

•

We saw continued growth in e-claims as a result of the launch of our new mobile application in September 2011, as well as our Facebook campaign. These initiatives built on the momentum of our earlier ‘Get Your Claim On’ and ‘Think Outside the Box’ campaigns. E-claim volumes accounted for 9% of total claims, up from 6% of total volume in 2010.

•

GRS continued to build on its leadership position in the Defined Contribution (“DC”) industry, capturing 42% of the total DC market activity in the first nine months of 2011(3). GRS was also ranked #1 in total assets across all pension products in the December 2011 Benefits Canada magazine (based on June 2011 data). In September 2011, GRS completed the largest single-payout annuity sale since LIMRA began reporting in 1997.

•

Sun Life Global Investments completed its first full year of mutual fund operations with a strong track record and top performing funds. As of the end of 2011, all of the 11 long-term funds from the initial launch performed above their respective category medians, while eight of those 11 funds were in the top quartile for the one-year period, and four of the funds were in the top five funds in their respective categories. We also launched several new funds, which included the introduction of two new sub-advisors to the retail investor in Canada, BlackRock Asset Management and Tradewinds. During the year, Sun Life Global Investments accumulated over $3 billion in client managed assets under management through transfers and net sales.

(1)	Prior to the transition of McLean Budden to MFS, the business unit formerly known as Group Wealth included both Group Retirement Services and McLean Budden. Prior period results have been restated to remove the results of McLean Budden from SLF Canada.
(2)	2010 Fraser Group Universe Report, based on in-force premiums and premium equivalents for the year ended December 31, 2010.
(3)	LIMRA, November 2011.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 33

Financial and Business Results

Summary statement of operations ($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Net premiums	3,914	6,712	6,952
Net investment income	4,958	3,793	3,756
Fee income	746	716	612
Total revenue	9,618	11,221	11,320
Client disbursements and change in insurance and investment contract liabilities	10,974	8,955	8,777
Commissions and other expenses	2,373	2,044	1,761
Reinsurance expenses (recoveries)	(4,175)	(644)	–
Income tax expense (benefit)	(10)	80	(69)
Non-controlling interests in net income of subsidiaries and par policyholders’ income	3	7	4
Reported net income	453	779	847
Less: Certain hedges that do not qualify for hedge accounting	(3)	10	–
Less: Goodwill and intangible asset impairment charges	(194)	–	–
Operating net income	650	769	847

Reported net income for the year ended December 31, 2011 was $453 million, compared to $779 million for the year ended December 31, 2010. Operating net income in 2011 was $650 million, compared to $769 million for the same period one year ago.

Operating net income for the year ended December 31, 2011 reflected the net unfavourable impact of management actions and changes in assumptions, as well as lower equity market levels. Management actions and changes in assumptions in 2011 included the unfavourable impact of the implementation of a change related to Hedging in the Liabilities and lapse updates on term insurance renewals, which were partially offset by the benefit of changes related to investment income tax on universal life insurance policies. The net impact of these unfavourable items were partially offset by net realized gains on AFS securities, the favourable impact of fixed income investment activity on insurance contract liabilities and gains from increases in the value of real estate properties.

Operating net income for the year ended December 31, 2010 included the favourable impact of equity market experience, favourable investment activity on insurance contract liabilities, net favourable impact of updates to actuarial estimates and assumptions, as well as improved credit experience.

Revenue for 2011 was $9.6 billion, a decrease of $1.6 billion from 2010, primarily due to the reinsurance of the insured business in Group Benefits, which resulted in the ceding of all premiums in this business unit. Adjusted revenue in SLF Canada, which excludes ceded premiums on reinsurance agreements of $4.6 billion, was $14.2 billion, an increase of $2.0 billion from 2010 due to higher premiums and increase in the fair value of FVTPL assets.

Reinsurance recoveries of $4.2 billion in 2011 increased by $3.5 billion over 2010 primarily as a result of the impact of reinsurance for the insured business in SLF Canada’s Group Benefits operations in 2011.

SLF Canada had AUM of $111.5 billion as at December 31, 2011, an increase of 4% from 2010 levels. The increase was driven primarily by positive cash flows and favourable market performance for bonds and real estate, which was partially offset in part by unfavourable equity market performance.

Results by Business Unit

Net income by business unit ($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Individual Insurance & Investments	243	379	480
Group Benefits	268	258	233
Group Retirement Services	139	132	134
Operating net income	650	769	847
Certain hedges that do not qualify for hedge accounting	(3)	10	–
Goodwill and intangible asset impairment charges	(194)	–	–
Reported net income	453	779	847

Individual Insurance & Investments

Individual Insurance & Investments’ strategy is to help clients meet their lifetime financial security needs through holistic advice and solutions supported by a leading suite of products, a focus on ease of doing business and strong risk management practices.

Individual Insurance & Investments’ principal insurance products include universal life, term life, permanent life, participating life, critical illness, long-term care and personal health insurance. We offer savings and retirement products, which include accumulation annuities, guaranteed investment certificates, payout annuities, mutual funds and segregated funds. Our products are marketed through a distinctive, multi-channel distribution model consisting of our exclusive Sun Life Financial Advisor Sales Force and third-party distribution channels. Certain products including accidental death insurance and personal health insurance are marketed directly to the Individual client base in partnership with our advice channels.

34 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Individual Insurance & Investments’ reported net income was $47 million in 2011, compared to $386 million in 2010. Operating net income was $243 million in 2011, a decrease of $136 million from 2010. Results in 2011 reflected the net unfavourable impact of updates to actuarial estimates and assumptions including the implementation of a change related to Hedging in the Liabilities in the fourth quarter, and the unfavourable impact of equity markets. This was partially offset by the favourable impact of investment activity on insurance contract liabilities, gains from increases in the value of real estate properties and favourable lapse experience due to policyholder behaviour.

Operating net income of $379 million in 2010 reflected the favourable impact of equity market experience, and investment activity on insurance contract liabilities.

Sales of individual life and health insurance products increased by 9% over 2010 to $221 million for the year ended December 31, 2011. The Sun Life Financial Advisor Sales Force, consisting of approximately 3,600 advisors, managers and specialists, accounted for 75% of the sales in 2011.

Sales of individual wealth products decreased by $326 million, or 8% to $3.7 billion in 2011. Segregated fund sales declined by $588 million compared to 2010. This was partially offset by a $282 million, or 24%, increase in mutual fund sales over 2010.

Group Benefits

Our Group Benefits business unit is a leading provider of group life and health insurance products in Canada, with a market share of 22%(1). We provide life, dental, drug, extended health care, disability and critical illness benefit programs to employers of all sizes. In addition, voluntary benefits solutions are offered directly to individual plan members, including post-employment life and health plans to plan members exiting their plan. We are an innovation leader, competing on the strength of an industry-leading technology platform, a unique Total Benefits offering, and integrated health, wellness and disability management capabilities. Our products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors, benefits consultants and the Sun Life Financial Advisor Sales Force.

Group Benefits operating net income of $268 million in 2011 increased by $10 million over 2010. Operating net income in 2011 reflected the favourable impact of updates to actuarial estimates and assumptions, positive investment activity on insurance contract liabilities and favourable mortality experience, partially offset by unfavourable morbidity experience. Results in 2010 included the favourable impact of updates to actuarial estimates and assumptions, favourable mortality experience, partially offset by unfavourable morbidity experience. Reported net income was $267 million for the year ended December 31, 2011, compared to $261 million in the same period last year.

Group Benefits achieved the #1 market share position for overall business in-force(2) in Canada and continues to focus on customer service and productivity.

Business in-force continued to increase steadily in 2011, increasing 2% over 2010. Client retention remained strong, with leading industry(2), cancellation rates at 3% of premium and premium equivalents.

Group Retirement Services

With a 34% market share(3), based on assets under administration as at June 30, 2011, GRS is the leading provider of DC plans in Canada, serving over one million plan participants at the end of 2011. We also offer other retirement services and products, including investment-only segregated funds and fixed rate annuities, stock plans, group life annuities, pensioner payroll services, guaranteed minimum withdrawal benefits and solutions for de-risking defined benefit pension plans.

Our GRS solutions meet the complex plan and service requirements of medium to large organizations, while providing cost-effective solutions to the small-employer market. We continue to launch innovative solutions to meet the emerging needs of the pension market to further enhance our leadership position. We distribute our products and services through a multi-channel distribution network of pension consultants and advisors, as well as teams dedicated to the rollover sector and defined benefit solutions.

GRS operating net income increased to $139 million in 2011 from $132 million in 2010. Operating net income in both 2011 and 2010 reflected investment gains and the unfavourable impact of updates to actuarial estimates and assumptions. Reported net income was $139 million for the year ended December 31, 2011, compared to $132 million in 2010.

GRS sales increased 6% in 2011, to $4.5 billion primarily from increased defined benefit solutions and payout annuity sales, which reached $1,191 million in 2011 from $254 million in 2010. GRS sales also continued to benefit from the offering of rollover products to members leaving DC plans. In 2011, sales exceeded $1 billion, leading to a four-quarter average retention rate of 48%.

GRS assets under administration of $49 billion as at December 31, 2011 grew by 3% over 2010, with strong sales results, ongoing member contributions and continued improvement in equity markets.

2012 Outlook and Priorities

Three large Canadian insurers, including Sun Life Financial, account for over 60% of the life, health and annuity business in Canada as measured by premiums. SLF Canada has strong leadership positions in each of its business lines with key differentiators that include a strong capital position and brand profile, strong distribution capabilities, leading individual and group businesses and economies of scale to support investment in technology, product innovation and client service. SLF Canada continues to focus on opportunities in the growing retirement market to achieve its goal of becoming the best performing insurance and financial services company in Canada.

Equity market volatility, narrower credit spreads and low interest rates characterized the business environment in 2011. Ongoing financial market volatility, historically low interest rates, high unemployment rates, and unfavourable morbidity will create a challenging operating environment in 2012.

In 2012, SLF Canada intends to invest in its businesses by expanding distribution capabilities, enhancing wealth product development, focusing on rollover products and increasing referrals to SLF advisors. SLF Canada’s priorities in 2012 will support risk management

(1)	2010 Fraser Group Universe Report, based on in-force premiums and premium equivalents for the year ended December 31, 2010.
(2)	2010 Fraser Group Universe Report, based on lapse rates for the year ended December 31, 2010.
(3)	As measured by Benefits Canada magazine’s 2010 Defined Contribution Plan Survey released in December 2010.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 35

objectives, which includes a shift in product mix away from capital intensive and long-dated guaranteed products. Improvements in productivity will also continue to be a focus through disciplined expense management.

Other key strategic priorities for 2012 include:

•	Continuing to align brand, product and distribution to capitalize on the growing retirement market opportunities
•	Growing SLF Canada’s asset management and mutual fund subsidiary, Sun Life Global Investments
•	Accelerating growth through increased focus on cross selling between Group Benefits, GRS, Individual Insurance & Investments and the Sun Life Financial Advisor Sales Force
•	Increasing margins through productivity gains, better product mix and more proprietary distribution

SLF U.S.

Business Profile

SLF U.S. consists of three business units – Employee Benefits Group (“EBG”), Annuities and Individual Insurance. EBG provides solutions to employers and employees to help them achieve financial security through group life, disability, medical stop-loss and dental insurance products. Individual Insurance consists of a large block of individual life insurance products, including participating whole life, universal life, corporate-owned and bank-owned life insurance. The Annuities business unit includes variable annuities, a closed block of fixed annuity products, as well as investment management services. Effective December 30, 2011, SLF U.S. discontinued domestic U.S. variable annuity and individual life products to new sales. The Company continues to provide high-quality service for these existing policyholders.

Strategy

The strategy of EBG is to deliver sustainable and profitable growth by focusing on employers and the protection needs of their employees. We have aligned our capabilities to offer customer-centric product solutions, foster strong distribution partnerships, and focus on operational excellence. We are focused on realizing the underlying value of our in-force businesses, while investing in our Group and Voluntary businesses.

2011 Business Highlights

•

SLF U.S. announced a significant investment in its voluntary capabilities over the next five years to expand its presence in the employee voluntary benefits market and provide more protection solutions to American workers.

•

SLF U.S. discontinued sales of domestic individual life insurance and variable annuities, due to unfavourable new business economics, which as a result of ongoing shifts in capital markets and regulatory requirements, no longer enhance shareholder value.

•

SLF U.S. entered into an agreement with Cigna to market our stop-loss insurance through Cigna Payer Solutions’ third-party administrator (“TPA”) relationships. Cigna Payer Solutions’ connects participating TPAs to a network with more than 660,000 quality health care professionals and 5,100 hospitals.

•

SLF U.S. entered into an agreement with United Concordia Dental to strengthen the group dental benefits offered by EBG. The agreement allows EBG to offer clients access to United Concordia Dental’s extensive national network of dental providers and its attractive plan designs.

•	SLF U.S. announced a two-year partnership with Cirque du Soleil and became the presenting sponsor of IRIS, a resident production created exclusively for the Kodak Theatre (home of the Academy Awards).
•

SLF U.S. continued to focus on expense management and improving operational efficiency, while maintaining a high level of customer satisfaction. For the second consecutive year, SLF U.S. ranked first in the Operations Managers’ Roundtable Survey, which polls key annuity distribution partners’ back offices to rate the annuity services of 16 insurance carriers.

Financial and Business Results

Summary statement of operations (US$ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Net premiums	4,520	5,293	5,989
Net investment income	3,396	2,365	3,773
Fee income	767	635	508
Revenue	8,683	8,293	10,270
Client disbursements and change in insurance contract liabilities	8,542	6,450	9,397
Commissions and other expenses	1,777	1,772	1,745
Reinsurance expenses (recoveries)	(390)	(347)	–
Income tax expense (benefit)	(379)	113	(435)
Non-controlling interests in net income of subsidiaries and par policyholders’ income	4	1	3
Reported net income (loss)	(871)	304	(440)
Less: Goodwill and intangible asset impairment charges	(71)	–	–
Less: Restructuring and other related costs	(32)	–	–
Operating net income (loss)	(768)	304	(440)

36 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Selected financial information in Canadian dollars (C$ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Revenue	8,549	8,568	11,714
Reported net income (loss)	(894)	306	(465)
Less: Goodwill and intangible asset impairment charges	(72)	–	–
Less: Restructuring and other related costs	(32)	–	–
Operating net income (loss)	(790)	306	(465)

For the year ended December 31, 2011, SLF U.S. had an operating loss of C$790 million, compared to operating net income of C$306 million in 2010.

On a U.S. dollar basis, SLF U.S. recorded an operating loss of US$768 million in 2011 compared to operating net income of US$304 million in 2010. The operating loss in 2011 reflected the net unfavourable impact of updates to actuarial estimates and assumptions including the implementation of a change related to Hedging in the Liabilities. The loss also reflected the unfavourable impact of interest rates and equity markets as well as unfavourable mortality and morbidity experience, partially offset by the favourable impact of investment activity on insurance contract liabilities. Results in 2010 reflected the favourable impact of equity market and interest rate movements, partially offset by unfavourable credit and mortality and morbidity experience.

Revenue for the year ended December 31, 2011 was US$8.7 billion, an increase of US$0.4 billion from 2010 primarily due to an increase in net investment income partially offset by a decrease in premiums. The increase in net investment income was largely due to higher fair value gains on derivatives of US$1.3 billion. The decrease in premiums was due to lower life insurance and annuities sales.

AUM were US$73.3 billion as at December 31, 2011, up 2% from 2010, largely as a result of net sales of variable annuity products during the year.

Results by Business Unit

Net income by business unit (US$ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Employee Benefits Group	86	115	122
Annuities	(593)	281	(403)
Individual Insurance	(261)	(92)	(159)
Operating net income (loss)	(768)	304	(440)
Goodwill and intangible asset impairment charges	(71)	–	–
Restructuring and other related costs	(32)	–	–
Reported net income (loss)	(871)	304	(440)

Employee Benefits Group

The SLF U.S. EBG business unit leverages its strong underwriting expertise and extensive distribution capabilities to provide group life, long-term and short-term disability, medical stop-loss, and dental insurance to over 10 million group plan members. EBG currently provides products and services to meet the group insurance needs of small- and medium-sized employers and their employees. Our group insurance products are sold through more than 31,000 independent brokers and benefit consultants. We support these brokers and consultants through 34 regional group offices across the United States and more than 150 Sun Life sales representatives. Retaining quality business, building distribution scale and continuing to drive operational efficiency are key drivers of EBG’s growth.

In 2011, we announced a significant investment in the voluntary benefits business that will be made over the next several years with the goal of becoming a top five player by the end of 2016. The voluntary benefits business refers to group insurance that is fully paid for by the employee and sold through the workplace. As we focus on growing our voluntary business, the established relationships and capabilities in EBG will provide a strong baseline from which to grow. We also benefit from leveraging technology and processes between our group benefits business in Canada and the U.S.

EBG reported net income of US$86 million in 2011, compared to US$115 million in 2010. There were no items that gave rise to differences between reported and operating net income in the current or comparative periods. Operating net income for the year ended December 31, 2011, reflected less favourable claims experience compared with the prior year. The unfavourable experience is primarily in our disability products and reflects the impact of continued high unemployment rates in the United States.

Sales in 2011 were US$446 million, down 27% compared to 2010 reflecting our continued pricing discipline in a competitive market environment and challenging market conditions. Business in-force of US$2.2 billion as at December 31, 2011 was flat over the prior year due to difficult economic conditions including low payroll growth and high unemployment.

Annuities

The SLF U.S. Annuities business unit includes our in-force fixed and variable annuity products, as well as investment management services. Over the past several years, we have de-risked and simplified our variable annuity product portfolio. On December 30, 2011, we discontinued sales of domestic variable annuities due to unfavourable new business economics. SLF U.S. Annuities will continue to

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 37

service existing policyholders and remains focused on reducing volatility and improving the return on shareholders’ equity within this business.

Annuities reported a loss of US$696 million in 2011, compared to net income of US$281 in 2010. The operating loss for the year ended December 31, 2011 was US$593 million, compared to operating net income of US$281 million in 2010. Results in 2011 were driven by the unfavourable impacts of flat but volatile equity markets and the implementation of a method and assumption change related to Hedging in the Liabilities. Results in 2010 reflected the favourable impact of equity market and interest rate movements.

Annuity sales were US$4.0 billion during 2011 compared to US$4.5 billion in 2010, a decrease of 9% reflecting the challenging economic environment.

Individual Insurance

The SLF U.S. Individual Insurance business unit includes our in-force individual life insurance products, including participating whole life insurance, universal life, variable universal life insurance, no-lapse guarantee universal life, corporate-owned life insurance, and bank-owned life insurance. In late 2011, the Company decided to discontinue new sales of its domestic individual life insurance products due to unfavourable new business economics. SLF U.S. Individual Insurance will continue to service existing policyholders and remains focused on reducing volatility and improving the return on shareholders’ equity within this business.

Individual Insurance reported a loss of US$261 million in 2011, compared to a loss of US$92 million in 2010. There were no items that gave rise to differences between reported and operating net income in the current or comparative periods. Losses in 2011 reflected reserve increases relating to the decreasing interest rate environment and updates to mortality, lapse and policyholder behaviour assumptions. Partially offsetting these losses was the favourable impact of fixed income investing activity on insurance contract liabilities. Results in 2010 were driven by unfavourable credit markets and higher new business strain reflecting the impact of the low interest rate environment on no-lapse guarantee universal life products.

Overall sales in 2011 and 2010 were US$165 million and US$212 million, respectively. Domestic Individual Insurance sales decreased 16% reflecting the Company’s decision to exit less profitable product lines including traditional universal life, variable universal life and no-lapse guarantee universal life.

2012 Outlook and Priorities

SLF U.S. will focus on growth opportunities in the U.S. group insurance and the voluntary benefits markets, where we have lower capital, regulatory and accounting requirements that do not put us at a disadvantage relative to our U.S. competitors. The actions we have taken over the past several years, along with the focused investment in voluntary benefits, position SLF U.S. to build sustainable leading positions in these two businesses.

In addition, there are significant macro trends in the U.S. that provide opportunities for us to grow these core businesses. As employers strive to stem rising expenses, voluntary benefits are a solution which enables employers to manage costs while employees can obtain protection important to their financial security. Secondly, the micro-to-small business market is underserved, creating an attractive growth opportunity where we can offer packaged solutions and efficient processes.

To capitalize on these macro trends and the current business environment, we will drive sustainable and profitable organic growth by focusing on the following components of our strategy:

•	Continuing to build industry-leading, customer-centric voluntary capabilities;
•	Strengthening our position in group insurance by enhancing our operational and distribution effectiveness and by driving greater customer engagement; and
•	Optimizing the value of our in-force business, with particular emphasis on increasing ROE and reducing earnings volatility through effective risk and capital management.

MFS Investment Management

Business Profile

MFS, a global asset management firm, offers a comprehensive selection of financial products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual funds, separately managed accounts, and retirement plans.

MFS sells its products primarily through financial intermediaries. Retail products, such as mutual funds and private portfolios, are distributed through financial advisers at major wirehouses, regional brokerage firms and banks, and through certified financial planners and registered investment advisors. MFS also manages assets for institutional clients and discretionary managers, including corporate and public pension plans, DC plans, multi-employer plans, investment authorities, and endowments and foundations. A dedicated sales force and a network of independent consultants service institutional clients.

Strategy

MFS continually strives to deliver superior investment performance and distinctive service to its clients. The core tenets of our investment approach revolve around: a global, collaborative approach to uncover insights through both fundamental and quantitative analysis; and a disciplined risk management process. MFS also seeks to make client service a differentiator, with a goal of deepening relationships and becoming a trusted partner over time.

38 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

2011 Business Highlights

•

In the fourth quarter of 2011, SLF Inc. acquired the minority shares of McLean Budden and transferred all of the shares of McLean Budden to MFS. The transfer added approximately US$30 billion to MFS’s AUM and increased its presence in the Canadian market.

•

MFS won the 2011 Lipper Fund Award for Best Overall Large Company, ranking first out of 46 fund firms in the U.S. MFS won the award based on the firm’s consistently strong risk-adjusted performance across asset classes for the three-year period from January 1, 2008 through December 31, 2010. In addition, six MFS funds were individually recognized for their top risk-adjusted performance within their respective peer categories over different time periods.

•

MFS had record gross sales in 2011 of approximately US$57 billion. During a year where the U.S. retail industry experienced net out-flows, MFS had US$3.1 billion of net retail in-flows. MFS ended 2011 with AUM of US$253 billion.

•

U.S. retail investment performance continued to be strong during 2011, with 81%, 69%, 86%, and 94% of MFS’s fund assets ranking in the top half of their respective one-, three-, five-, and ten-year Lipper categories at December 31, 2011.

Financial and Business Results(1)

Summary statement of operations (US$ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Revenue	1,658	1,491	1,172
Commissions and other expenses	1,320	1,220	908
Income tax expense (benefit)	141	118	104
Non-controlling interests in net income of subsidiaries	9	11	4
Reported net income	188	142	156
Less: Fair value adjustments on share-based payment awards	(79)	(79)	–
Less: Restructuring and other related costs	(4)	–	–
Operating net income	271	221	156
Sales (US$ billions)
Gross	57.0	54.3	50.7
Net	5.4	11.7	18.4
Pre-tax operating profit margin ratio	33%	30%	26%
Average net assets (US$ billions)	261.0	230.3	180.7

Selected financial information in Canadian dollars

(C$ millions)
Revenue	1,640	1,535	1,338
Reported net income	186	148	171
Less: Fair value adjustments on share-based payment awards	(80)	(81)	–
Less: Restructuring and other related costs	(4)	–	–
Operating net income	270	229	171
(1)	Prior period results have been restated to include the results of McLean Budden in MFS.

MFS’s net income in 2011 was C$186 million, compared to C$148 million for the same period one year ago. MFS had operating net income of C$270 million in 2011, compared to C$229 million for the same period last year. Operating net income at MFS excludes the impact of fair value adjustments on share-based payment awards and restructuring costs related to the transition of McLean Budden to MFS in the fourth quarter of 2011, which are set out in the table above.

On a U.S. dollar basis, MFS’s operating net income increased by US$50 million, or 23%, to US$271 million in 2011 primarily due to higher average net assets (“ANA”), which increased to US$261.0 billion during the 12 months ended December 31, 2011, from US$230.3 billion in 2010. Reported net income was US$188 million in 2011, compared to US$142 million in 2010. Revenue of US$1,658 million in 2011 increased by US$167 million from 2010 levels on higher ANA. The following table shows the breakdown of AUM by category.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 39

AUM by Category

(US$ billions)	2011	2010	2009
Institutional	117	121	106
U.S. Retail	85	83	70
Non-U.S. Retail	12	12	9
Insurance	39	41	36
AUM	253	257	221

AUM ended 2011 at US$253.2 billion, a decrease of 1.3% for the year mainly due to unfavourable market performance of US$8.7 billion partially offset by net inflows of US$5.4 billion. Net inflows were strong for both retail mutual funds and managed funds, which were US$3.1 billion and US$2.3 billion, respectively, for 2011.

2012 Outlook and Priorities

MFS expects the global macro themes of the past few months to persist in the months ahead. Macro conditions in the United States appear to be stabilizing and fears of an imminent recession have faded. However, questions remain about how long the U.S. economy can remain insulated from the broader global trend of slowing growth. Concerns about the eurozone’s ability to solve its debt crisis have moderated recently as investors seem to see the European Central Bank’s long-term refinancing operations as a step in the right direction. Given the magnitude of the crisis, MFS expects it will continue to affect market sentiment for the foreseeable future and have a significant effect on market volatility and related investment returns.

MFS’s priorities in 2012 will focus on four primary strategies:

•	Providing superior investment performance
•	Differentiating our client service from the competition
•	Continuing to pursue growth in our markets
•	Engaging, empowering and developing our people

SLF Asia

Business Profile

Our history in Asia dates back to 1892, and today SLF Asia operates in five countries – the Philippines, Hong Kong, Indonesia, India and China – through subsidiaries, joint ventures and strategic investments. These five markets account for approximately 70% of the total Asian population. Our Regional Office in Hong Kong facilitates growth opportunities in Asia as well as the sharing of best practices and resources throughout the SLF Asia operations.

Individual life and health insurance as well as group life insurance products are offered in all five markets. Pension and retirement products are offered in Hong Kong and India, and mutual funds are sold in the Philippines and India. These protection and wealth products are distributed to middle- and upper-income individuals, groups and affinity clients through multi-distribution channels, with agency remaining the largest distribution channel.

Strategy

Our strategy is to strengthen our competitive position in Asia and develop into a significant long-term revenue and earnings growth operation. As such, we are continuing to develop innovative products, expanding alternative distribution channels such as bancassurance and telemarketing, as well as leveraging the Company’s existing asset management capability in Asia. Local initiatives complement our efforts to leverage Sun Life Financial’s worldwide resources to bring industry-leading products, services and best practices to Asia.

2011 Business Highlights

•

In the Philippines, we acquired 49% of Grepalife Financial, Inc., a Philippine life insurance company, forming a new joint venture, Sun Life Grepa Financial. The new joint venture includes an exclusive bancassurance relationship with the Yuchengco-owned Rizal Commercial Banking Corporation, which serves two million customers in more than 350 branches nationwide. In addition, Sun Life Financial had record annual sales of C$53 million in the Philippines in 2011.

•

In April 2011, Sun Life Hong Kong introduced its first Renminbi (“RMB”) product, the Sun Dragon Endowment Plan. Sales of the product are aimed at investors seeking exposure to the RMB currency. Sun Life Hong Kong’s pension business also continues to grow. Sun Life Hong Kong had record gross pension sales of C$219 million in 2011 and continues to be the market leader in the Mandatory Provident Fund Third Party Administration business, with assets under administration of C$5.9 billion as at December 31, 2011.

•	Indonesia individual sales increased by 14%, on a local currency basis, over last year, through expanded distribution partnerships.
•

In China, Sun Life Everbright’s individual insurance sales grew by 70% over last year through provincial expansion. By the end of 2011, Sun Life Everbright had 100 branches and sales offices. Group premiums increased by 60% year-over-year on a local currency basis.

•	In India, Birla Sun Life Asset Management Company received the “Asset Management Company of the Year, India” award from The Asset Magazine.

40 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Financial and Business Results

Summary statement of operations ($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Net premiums	634	764	848
Net investment income	684	698	846
Fee income	119	109	119
Revenue	1,437	1,571	1,813
Client disbursements and change in insurance contract liabilities	980	1,166	1,314
Commissions and other expenses	286	279	402
Income tax expense (benefit)	33	34	21
Reported net income	138	92	76
Less: Restructuring and other related costs	(6)	–	–
Operating net income(1)	144	92	76
(1)	Operating net income is a non-IFRS financial measure that excludes restructuring and other related costs recorded as a result of the acquisition of 49% of Grepalife Financial Inc. in the fourth quarter of 2011. See Use of Non-IFRS Financial Measures.

Net income for the year ended December 31, 2011 was $138 million, compared to net income of $92 million in 2010. Operating net income in 2011 was $144 million, compared to $92 million in 2010.

Operating net income for the year ended December 31, 2011 reflected business growth, realized gains on AFS securities, the net favourable impact of changes to actuarial estimates and assumptions and reduced levels of new business strain from lower sales in India and Hong Kong. Operating net income for the year ended December 31, 2010, included a net gain of $19 million from the restructuring of Sun Life Everbright.

SLF Asia’s revenue decreased by 9% to $1,437 million in 2011 compared to $1,571 million in 2010, reflecting the unfavourable impact of changes in the fair value of FVTPL assets supporting insurance contract liabilities.

The following table shows the sales of individual insurance products by country in SLF Asia.

Individual Insurance sales(1) ($ millions)	2011	2010	2009
India	290	432	658
China	160	93	43
Hong Kong	71	79	75
Philippines	53	40	31
Indonesia	41	36	26
Total	615	680	833
(1)	Sales for joint venture operations are presented at 100%.

Individual life insurance sales for 2011, measured in Canadian dollars, were down by 10% over 2010, mainly due to lower sales in India, which continue to be impacted by regulatory changes to unit-linked products introduced in September 2010 and lower sales in the bancassurance channel in Hong Kong. Excluding India, individual life sales were up 31%. Sales in China were up by 73% due to higher bancassurance and telemarketing sales and sales in the Philippines and Indonesia were up 35% and 13%, respectively. In 2011, we continued to build alternate distribution channels, leverage a more balanced product portfolio, and increase efficiency and productivity while maintaining customer focus.

Results by Business Unit

Philippines

Our Philippines operations, established in 1895, distribute a diverse range of protection and savings products largely through our career agency sales force. We offer individual and group life and health insurance products, as well as mutual funds, to individuals and institutions.

With 32 branches, 38 sales offices and five financial stores nationwide, our operations in the Philippines are considered one of the strongest and most stable insurance companies in the market. Our career agency force increased by 20% to 3,590 advisors in 2011.

On a local currency basis, Individual insurance sales were up by 35% compared to 2010, as demand for investment-linked products increased following the return of investor confidence. Mutual fund gross sales increased by 31% over 2010 and AUM grew by 11% over 2010.

Hong Kong

Our Hong Kong operations offer a full range of products to address protection and savings needs. Individual life and health insurance, mandatory provident funds (the government-legislated pension plan) and pension administration are offered to individuals and businesses through a multi-channel distribution system that includes a career agency force, telemarketing and independent financial advisors.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 41

On a local currency basis, individual life sales were down by 8% compared to 2010, as a result of lower sales in the bancassurance channel. However, sales from the career agency force in 2011 grew by 12% over 2010. Assets under administration in our pension administration business grew by 1% over 2010, as strong sales were largely offset by negative market movements.

Indonesia

In Indonesia, we offer individual life and health insurance as well as creditor life insurance through our wholly-owned subsidiary, PT Sun Life Financial Indonesia, and CIMB Sun Life, our joint venture with PT Bank CIMB Niaga, in which we have a 49% ownership stake. Both operations follow a multi-channel distribution strategy. CIMB Sun Life serves CIMB Niaga’s customers on an exclusive basis for most insurance products.

On a local currency basis, our individual life insurance sales in Indonesia were up 14% in 2011 compared to 2010, due to continued growth of CIMB Sun Life.

India

Birla Sun Life Insurance Company Limited (“Birla Sun Life Insurance”), our insurance joint venture with the Aditya Birla Group in India(1), provides a full range of individual and group protection, savings and retirement products through a multi-channel distribution network, including a career agency sales force, bancassurance distribution, brokers and worksite marketing.

In addition, Birla Sun Life Asset Management Company Limited, our asset management joint venture in India, offers a full range of mutual fund products to both individual and institutional investors. Independent financial advisors and banks distribute Birla Sun Life’s mutual funds to the retail sector, while direct distribution serves corporate clients.

Birla Sun Life Insurance’s individual insurance sales continued to be impacted by major industry-wide regulatory changes to unit-linked products. On a local currency basis, sales were down 29% in 2011 compared to 2010. Birla Sun Life Asset Management Company Limited recorded net inflows of $650 million in 2011, compared to net outflows of $943 million in the prior year.

China

Sun Life Everbright, in which we have a 24.99% ownership stake, operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing and bancassurance alliances to sell individual life and health insurance and savings products. Its branches operate in provinces that represent approximately 60% of the population in China.

On a local currency basis, sales of individual insurance products by Sun Life Everbright were up 70% in 2011 over 2010, driven by strong sales in the bancassurance, telemarketing and broker channels.

2012 Outlook and Priorities

The life insurance markets in which we operate in Asia range from the developing and increasingly competitive markets, such as India and China, to the mature market in Hong Kong. Overall, the life industry at both the regional and country level continued to evolve rapidly, with a number of companies increasing their investment and commitment to the region, such as Sun Life. While agency continued to be the primary distribution channel in Asia, the bancassurance channel has been increasingly gaining market share with strong growth potential.

After the global financial crisis, regulatory oversight on consumer protection has increased primarily related to investment-linked products and related sales practices, as well as capital adequacy. Following a volatile market in 2011, we expect a challenging operating environment in 2012, but with opportunities for prepared and quality players to significantly outperform their peers.

In 2012, we intend to continue to launch innovative and customer-focused products reflecting each market’s specific and evolving needs. We will also enhance and diversify distribution management, implementing best practices in such areas as agency recruitment and training, and further expanding alternative channels such as bancassurance and telemarketing. Continued enhancement of risk management and operational efficiency will also remain a priority to further streamline the operations and enhance the platform that supports future growth across the region.

Corporate

Our Corporate segment includes the results of SLF U.K. and Corporate Support operations that include the Company’s run-off reinsurance business as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments.

Our run-off reinsurance business is a closed block of reinsurance assumed from other insurers. Coverage includes individual disability income, long-term care, group long-term disability and personal accident and medical coverage, as well as guaranteed minimum income and death benefit coverage. Corporate Support results prior to 2011 include our life reinsurance business that was sold on December 31, 2010. This business consisted primarily of reinsurance of individual life, with additional coverage including critical illness, group, corporate-owned life insurance, and longevity.

(1)	Our joint venture with the Aditya Birla Group in India includes a 26% stake in Birla Sun Life Insurance and a 50% stake in Birla Sun Life Asset Management Limited.

42 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Financial and Business Results

Summary statement of operations ($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Net premiums	301	839	849
Net investment income	945	969	504
Fee income	91	98	34
Revenue(1)	1,337	1,906	1,387
Client disbursements and change in insurance contract liabilities	1,257	1,372	1,231
Commissions and other expenses	385	356	280
Income tax expense (benefit)	(222)	4	(108)
Dividends paid to preferred shareholders	100	93	79
Reported net income	(183)	81	(95)
Less: Restructuring and other related costs:
SLF U.K.	(3)	–	–
Corporate Support	(10)	–	(27)
Operating net income	(170)	81	(68)
(1)	Including consolidation adjustments related to activities between segments.

The reported loss in the Corporate segment for the year ended December 31, 2011 was $183 million, compared to net income of $81 million in 2010. The operating loss in 2011 was $170 million, compared to operating net income of $81 million in 2010. The impact of restructuring costs increased operating net income in 2011 by $13 million. There were no operating net income adjustments in 2010.

In Corporate Support, the reported loss for the year ended December 31, 2011 was $336 million, compared to a loss of $96 million in 2010. The operating loss in 2011 was $326 million, compared to a loss of $96 million in 2010. The operating loss in 2011 included the net cost of reinsurance for the insured business in SLF Canada’s Group Benefits operations, net losses on AFS securities and higher losses in our run-off reinsurance business. Results for the year ended December 31, 2010, included earnings of $105 million from our life reinsurance business that was sold in the fourth quarter of 2010 as well as a higher level of investment income.

Summary statement of operations ($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
United Kingdom	156	177	(31)
Corporate Support	(326)	(96)	(37)
Operating net income	(170)	81	(68)
Restructuring and other related costs:
SLF U.K.	(3)	–	–
Corporate Support	(10)	–	(27)
Reported net income	(183)	81	(95)

SLF U.K.

SLF U.K. has approximately one million in-force life and pension policies, which constitute a run-off block of business with approximately £11.8 billion of AUM. Since December 2010, SLF U.K. has been closed to new business and focuses on supporting existing customers only. Most administrative functions have been outsourced to external service providers, which are managed by an in-house management team. Effective December 30, 2011, SLF Inc. reorganized the business of its two main operating companies in the United Kingdom to create a more efficient operational and financial business structure. Under the reorganization, all the long-term policies of SLFC Assurance (UK) Limited were transferred to Sun Life Assurance Company of Canada (U.K.) Limited.

Net income in SLF U.K. for the year ended December 31, 2011 was $153 million, compared to $177 million in 2010. Operating net income in 2011 was $156 million, compared to $177 million in 2010. Operating net income in 2011 reflected the favourable impact of a net tax benefit of $59 million related to the reorganization of our U.K. operations, partially offset by the unfavourable impact of fixed income investment activity on insurance contract liabilities and increased investment in regulatory initiatives such as Solvency II. Results for the year ended December 31, 2010, included a tax benefit associated with a favourable tax judgment received by the Company.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 43

Investments

The Company strives to ensure that all general fund investments are properly aligned with business objectives, meeting policyholder obligations, and that adequate liquidity is maintained at all times. The Risk Review Committee of the Board of Directors approves policies that contain prudent standards and procedures for the investment of our general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee. The Investment Oversight Committee of the Board of Directors oversees investment policies, practices, procedures and controls related to management of the general fund investments portfolio, the approval and monitoring of the annual Investment Plan and monitoring of the investment performance of enterprise pension and savings plans.

Investment Profile

We had total general fund invested assets of $117 billion as at December 31, 2011. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. 85.3% of the general fund assets are invested in cash and fixed income investments. Equity securities and investment properties comprised 3.9% and 4.5% of the portfolio, respectively. The remaining 6.3% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

Additional detail on our investments is provided in Notes 5 and 6 to our 2011 Consolidated Financial Statements.

Investments	2011			2010

($ millions)	Carrying Value	Fair Value	% of total carrying value	Carrying Value	Fair Value	% of total carrying value
Cash, cash equivalents and short-term securities	8,837	8,837	7.6%	8,462	8,462	7.8%
Debt securities - FVTPL	51,627	51,627	44.2%	47,982	47,982	44.0%
Debt securities - AFS	11,303	11,303	9.7%	10,631	10,631	9.7%
Equity securities - FVTPL	3,731	3,731	3.2%	4,449	4,449	4.1%
Equity securities - AFS	839	839	0.7%	782	782	0.7%
Mortgages and loans	27,755	30,530	23.8%	26,034	27,523	23.9%
Derivative assets	2,632	2,632	2.3%	1,648	1,648	1.5%
Policy loans	3,276	3,276	2.8%	3,277	3,277	3.0%
Investment properties	5,313	5,313	4.5%	4,544	4,544	4.2%
Other invested assets	1,348	1,348	1.2%	1,185	1,185	1.1%
Total invested assets	116,661	119,436	100%	108,994	110,483	100%

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and well-matched to insurance contract liabilities by duration. As at December 31, 2011, we held $63 billion of debt securities, which constituted 54% of our overall investment portfolio. Debt securities with an investment grade of “A” or higher represented 68% of the total debt securities as at December 31, 2011, compared to 69% as at December 31, 2010. Debt securities rated “BBB” or higher represented 97% of total debt securities as at December 31, 2011, 1% higher than at December 31, 2010.

Included in the $63.0 billion of debt securities were $7.4 billion of non-public debt securities, which constituted 12% of our total debt securities, compared with $6.7 billion, or 11%, as at December 31, 2010. Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 66% of our total debt securities as at December 31, 2011, compared to 68% as at December 31, 2010. Total government issued or guaranteed debt securities as at December 31, 2011 were $21.5 billion, compared to $18.8 billion as at December 31, 2010. Of this amount, $3.1 billion relates to debt securities issued by the U.S. Government and other U.S. agencies. As outlined in the table below, we have an immaterial amount of direct exposure to eurozone sovereign credits.

Debt securities of governments and financial institutions by geography	2011		2010

($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	13,051	1,607	10,891	1,732
United States	3,092	6,298	3,078	6,776
United Kingdom	2,533	1,245	2,182	1,556
Eurozone
France	25	101	15	145
Germany	180	28	178	50
Greece	–	–	–	–
Ireland	–	–	1	30
Italy	–	21	–	32
Netherlands	4	311	5	213
Portugal	–	–	–	–
Spain	3	55	3	123
Residual eurozone	2	170	27	140
Other	2,605	1,547	2,368	1,656
Total	21,495	11,383	18,748	12,453

44 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Our gross unrealized losses as at December 31, 2011 for FVTPL and AFS debt securities were $1.0 billion and $0.1 billion, respectively, compared with $1.2 billion and $0.1 billion, respectively, as at December 31, 2010. Gross unrealized losses as at December 31, 2011 included $0.1 billion related to eurozone sovereign and financial debt securities.

The carrying value of debt securities by issuer and industry sector as at December 31 is set out in the following table.

	2011			2010
	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities issued or guaranteed by:
Canadian federal government	2,324	1,194	3,518	2,136	1,312	3,448
Canadian provincial and municipal government	9,319	214	9,533	7,273	170	7,443
U.S. government and agency	2,129	963	3,092	1,876	1,202	3,078
Other foreign government	4,895	457	5,352	4,353	426	4,779
Total government issued or guaranteed debt securities	18,667	2,828	21,495	15,638	3,110	18,748
Corporate debt securities by industry sector:
Financials	8,597	2,786	11,383	9,553	2,900	12,453
Utilities	5,334	614	5,948	5,027	550	5,577
Consumer discretionary	3,423	900	4,323	3,107	770	3,877
Industrials	2,364	609	2,973	2,211	552	2,763
Consumer staples	2,411	682	3,093	2,159	537	2,696
Telecommunication services	1,715	568	2,283	1,811	596	2,407
Energy	3,226	688	3,914	2,708	459	3,167
Materials	1,266	487	1,753	961	315	1,276
Other	1,466	565	2,031	1,215	301	1,516
Total corporate	29,802	7,899	37,701	28,752	6,980	35,732
Asset-backed securities	3,158	576	3,734	3,592	541	4,133
Total debt securities	51,627	11,303	62,930	47,982	10,631	58,613

Our debt securities as at December 31, 2011 included $11.4 billion in the financial sector, representing approximately 18.1% of our total debt securities, or 9.8% of our total invested assets. This compares to $12.4 billion, or 21%, of the debt security portfolio as at December 31, 2010. The $1.0 billion decrease in the value of financial sector debt securities holdings was primarily due to reductions of our exposure to U.S. and European credits.(1)

Investment grade debt securities are those rated “BBB” and above. Our debt securities portfolio was 97% investment grade as at December 31, 2011, which is 1% higher than at December 31, 2010. The carrying value of debt securities by rating is set out in the table below.

	2011			2010
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities by credit rating
AAA	9,098	2,853	11,951	8,998	3,153	12,151
AA	10,369	1,156	11,525	9,426	1,177	10,603
A	15,667	3,886	19,553	14,489	3,199	17,688
BBB	14,857	3,214	18,071	13,155	2,834	15,989
BB and lower	1,636	194	1,830	1,914	268	2,182
Total debt securities	51,627	11,303	62,930	47,982	10,631	58,613

The carrying value of debt securities by geography as at December 31 is set out in the following table.

	2011			2010
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities
Canada	18,692	2,007	20,699	16,156	1,807	17,963
United States	19,378	6,675	26,053	18,784	6,567	25,351
United Kingdom	5,546	498	6,044	5,165	469	5,634
Other	8,011	2,123	10,134	7,877	1,788	9,665
Total debt securities	51,627	11,303	62,930	47,982	10,631	58,613

(1)	Our exposure to debt securities (which includes governments and corporate debt securities) to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at December 31, 2011 with the exception of the following countries where we have business operations: Canada, the United States and the United Kingdom.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 45

Our debt securities as at December 31, 2011 included $3.7 billion of asset-backed securities reported at fair value, representing approximately 5.9% of our debt securities, or 3.2% of our total invested assets. This was $399 million lower than the level reported as at December 31, 2010. While the credit quality of our asset-backed securities declined in 2011, previously established actuarial reserves based on the lifetime expected losses of these assets mitigated substantially all of the changes in the asset quality of the portfolio.

Asset-backed securities	2011			2010
($ millions)	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	1,703	1,662	85.0%	1,902	1,848	87.3%
Residential mortgage-backed securities
Agency	510	538	100.0%	654	685	100.0%
Non-agency	771	602	47.4%	1,000	730	65.4%
Collateralized debt obligations	127	99	20.3%	141	109	24.2%
Other(1)	935	833	84.8%	873	761	83.0%
Total	4,046	3,734	79.4%	4,570	4,133	83.1%
(1)	Other includes sub-prime, a portion of the Company’s exposure to Alternative-A and other asset-backed securities.

We determine impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of projected default rates and loss-given-default expectations for the underlying collateral pools. Assumptions used include macroeconomic factors, such as commercial and residential property values and unemployment rates. Projected default rates and loss-given-default expectations for the underlying collateral pool are assessed on a security-by-security basis based on factors such as the seasoning and geography of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and we believe the loss is more likely than not to occur, an impairment is recorded.

Our asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors, assumed default rates for the underlying collateral pool and loss-given-default expectations. Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. In addition, a portion of our asset-backed portfolio has exposure to lower-rated securities that are highly leveraged, with relatively small amounts of subordination available below our securities to absorb losses in the underlying collateral pool. For these lower rated securities, if a relatively small percentage of the underlying collateral pool defaults, we may lose all of our principal investment in the security.

Write-downs of our asset-backed securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations. In addition, foreclosure proceedings and the sale of foreclosed homes are taking longer than expected, caused by the large inventory of such properties. It is difficult to estimate the impact of these delays, but they could have an adverse impact on our residential mortgage-backed portfolio depending on their magnitude.

As at December 31, 2011, we had indirect exposure to residential sub-prime and Alternative-A loans of $120 million and $92 million, respectively, together representing approximately 0.2% of our total invested assets. Of these investments, 90% either were issued before 2006 or have an “AAA” rating. Alternative-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.

Mortgages and Loans

As at December 31, 2011, our mortgage portfolio of $13.4 billion consisted mainly of commercial mortgages spread across approximately 3,800 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 60%. While we generally require a maximum loan-to-value ratio of 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured. The estimated weighted average debt service coverage is 1.6 times, consistent with prior year-end levels. The Canada Mortgage and Housing Corporation insures 22% of the Canadian commercial mortgage portfolio. As at December 31, 2011, the mix of the mortgage portfolio was 83% non-residential and 17% residential, and approximately 50% of mortgage loans will mature within the next five years.

46 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

As at December 31, 2011, we held $27.8 billion in mortgages and loans compared to $26.0 billion in 2010. The carrying values of mortgages and loans by geographic location as at December 31 is set out in the following table. Residential mortgages include mortgages for both single and multiple family dwellings.

Mortgages by type and location
($ millions)	Residential	Non-residential	Total
December 31, 2011
Canada	2,011	5,489	7,500
United States	219	5,612	5,831
United Kingdom	–	24	24
Total mortgages	2,230	11,125	13,355
Total loans			14,400
Total mortgages and loans			27,755

December 31, 2010
Canada	2,272	5,167	7,439
United States	223	5,592	5,815
United Kingdom	–	48	48
Total mortgages	2,495	10,807	13,302
Total loans	–	–	12,732
Total mortgages and loans	2,495	10,807	26,034

In the United States, a gradual recovery of the commercial real estate market continues, but is fractured with a disparity between stabilized ‘core’ properties within primary markets and lower quality assets or those located in secondary markets. Capitalization rates have stabilized for quality properties that are both well-located and leased. Despite the improvement in the overall economy, a prolonged increase in real estate demand will be dependent upon job creation, which continues to lag. Due to the length of the downturn, many borrowers have exhausted their financial resources, resulting in additional defaults and problem loans. These loans are dispersed across property types and geographic locations.

The distribution of mortgages and loans by credit quality as at December 31 is set out in the following table.

December 31, 2011

($ millions)	Gross Carrying Value				Allowance for losses

	Mortgages		Loans	Total	Mortgages		Loans	Total
Not past due	13,001		14,358	27,359	–		–	–
Past due:
Past due less than 90 days	10		–	10	–		–	–
Past due 90 to 179 days	–		–	–	–		–	–
Past due 180 days or more	–		–	–	–		–	–
Impaired	540		69	609	196	(1)	27	223
Balance, December 31, 2011	13,551		14,427	27,978	196		27	223

December 31, 2010

($ millions)	Gross Carrying Value				Allowance for losses

	Mortgages		Loans	Total	Mortgages		Loans	Total
Not past due	12,933		12,667	25,600	–		–	–
Past due:
Past due less than 90 days	79		–	79	–		–	–
Past due 90 to 179 days	–		–	–	–		–	–
Past due 180 days or more	–		–	–	–		–	–
Impaired	484	(2)	136	620	194	(1)	71	265
Balance, December 31, 2010	13,496		12,803	26,299	194		71	265

(1)   Includes $68 million of sectoral provisions as at December 31, 2011 and $76 million of sectoral provisions as at December 31, 2010.

(2)   $115 million of restructured mortgages are no longer classified as impaired, because they are performing and do not require an allowance.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 47

Net impaired assets for mortgages and loans, net of allowances for losses, amounted to $386 million as at December 31, 2011, $31 million higher than the December 31, 2010 level for these assets. The gross carrying value of impaired mortgages rose by $56 million to $540 million at December 31, 2011. The majority of this net increase was related to mortgages where a specific provision was recorded, partially offset by note sales. The allowance for losses related to mortgages rose to $196 million at December 31, 2011 from $194 million as at December 31, 2010. The addition of new provisions on specific mortgages was partly offset by adjustments to provisions previously recorded, realized losses charged against this allowance and currency movements. The sectoral provision related to mortgages included in the allowance decreased by $8 million to $68 million. Approximately 88% of the impaired mortgage loans are in the United States.

Equities

Our equity portfolio is diversified, and approximately 56% of this portfolio is invested in exchange-traded funds (“ETFs”). The main ETF holdings are in the S&P/TSX 60 Index Fund, Standard & Poor’s Depository Receipts and MSCI EAFE Index Funds. The carrying value of stocks by issuer country as at December 31 is set out in the following table.

	2011			2010
Equities by issuer country ($ millions)	FVTPL equities	AFS equities	Total	FVTPL equities	AFS equities	Total
Canada	2,715	100	2,815	2,642	118	2,760
United States	458	583	1,041	1,181	464	1,645
United Kingdom	174	34	208	241	50	291
Other	384	122	506	385	150	535
Total Equities	3,731	839	4,570	4,449	782	5,231

As at December 31, 2011, $2.8 billion, or 62%, of our equity portfolio consisted of Canadian issuers; $1 billion, or 23%, of U.S. issuers; $208 million, or 4%, of U.K. issuers; and $506 million, or 11%, of issuers from other jurisdictions. Excluding ETF funds, mutual funds and the equity investment in The Bank of Nova Scotia received as a result of the sale of CI Financial in 2008 ($273 million of preferred shares, or 6%), only one issuer exceeded 1% of the equity portfolio as at December 31, 2011.

During 2011, we have reduced our holdings in United States equities and replicated this exposure through the acquisition of equity futures.

Investment Properties

Commercial properties, which consist primarily of office, retail and industrial properties, are the major component of our investment properties portfolio, representing approximately 86% of our investment properties as at December 31, 2011. Our investment properties are diversified by country, with 72% of the portfolio located in Canada, 25% in the United States and the remaining 3% in the United Kingdom and the Philippines as at December 31, 2011.

The carrying value of real estate by geographic location as at December 31 is set out in the following table.

Investment property by geographic location ($ millions)	2011	2010
Canada	3,838	3,239
United States	1,312	1,125
United Kingdom	163	180
Other	–	–
Total investment properties	5,313	4,544

Derivative Financial Instruments and Risk Mitigation

The fair value of derivative assets held by the Company was $2.6 billion, while the fair value of derivative liabilities was $1.1 billion as at December 31, 2011. Derivatives designated as hedges for accounting purposes and those not designated as hedges represented 5.8% and 94.2%, respectively, on a total notional basis.

Derivatives designated as hedges for accounting purposes are designed to minimize balance sheet and income statement mismatches. These derivatives are documented at inception and hedge effectiveness is assessed on a quarterly basis.

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. We use certain foreign exchange agreements designated as fair value hedges to manage foreign currency fluctuations associated with AFS assets. Certain interest rate swaps are used to hedge interest rate exposure of associated liabilities. Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. We also use currency swaps designated as net investment hedges to reduce foreign exchange fluctuations associated with certain net investments in foreign subsidiaries. Our hedging strategy does not hedge all risks; rather, it is intended to keep us within our risk tolerance limits.

48 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

The primary uses of derivatives in 2011 are set out in the table below.

Products/Application	Uses of Derivative	Derivative Used
Universal and individual life contracts and unit-linked pension products with guaranteed annuity rate options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Swaptions, floors, interest rate swaps, futures on interest rates and spread locks on interest rates
Interest rate exposure in relation to asset-liability management	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps and swaptions
Variable annuities, segregated funds and reinsurance on equity index annuity guarantees offered by other insurance companies	To manage the exposure to product guarantees sensitive to movement in equity market and interest rate levels	Put and call options on equity indices, futures on equity indices, government debt securities, interest rates and foreign exchange, and interest rate swaps
Fixed index annuities	To manage the exposure to product guarantees related to equity market performance	Futures and call options on equity indices, interest rate swaps and futures on government debt securities
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards

In addition to the general policies and monitoring, we use a variety of tools in counterparty risk management. Over-the-counter derivative transactions are performed under International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreements. A Credit Support Annex accompanies most of the ISDAs, which establish requirements for collateral.

The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

The total notional amount of derivatives in our portfolio increased to $50.9 billion as at December 31, 2011, from $43.8 billion at the end of 2010, primarily due to an increase in interest rate, equity and foreign exchange contracts. The net fair value increased to $1,573 million in 2011 from the 2010 year-end amount of $930 million. The change was primarily due to the favourable impact of lower interest rates on a predominantly pay float/receive fixed portfolio, offset in part by the weakening of the Canadian dollar relative to the U.S. dollar on currency contracts.

($ millions)	2011	2010
As at December 31
Net fair value	1,573	930
Total notional amount	50,859	43,814
Credit equivalent amount	1,026	1,238
Risk-weighted credit equivalent amount	8	9

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.

The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

As at December 31, 2011, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $328.9 million, $603.6 million and $93.1 million, respectively. The corresponding risk-weighted credit equivalent amounts were $2.8 million, $4.4 million and $0.8 million, respectively.

Impaired Assets

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value.

Financial assets that are classified as FVTPL, which represented 48% of our 2011 invested assets, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value on our Consolidated Statements of Financial Position. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

In the absence of objective evidence of impairment, impairment losses are not recognized on AFS debt securities, stocks and other invested assets if their amortized cost is greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations or depressed fair values in sectors which have experienced unusually strong negative market performance. The fair value of such financial assets represented $2.9 billion and the associated unrealized losses amounted to $0.2 billion as at December 31, 2011. Our gross unrealized losses as at December 31, 2011, for FVTPL and AFS debt securities were $1.0 billion and

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 49

$0.1 billion, respectively, compared with $1.2 billion and $0.1 billion, respectively, as at December 31, 2010. The decrease in gross unrealized losses was largely due to a decrease in interest rates, partially offset by a widening of credit spreads, which had a positive impact on the fair value of debt securities.

Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $386 million as at December 31, 2011, $31 million higher than the December 31, 2010, level for these assets.

We have provided $3,376 million for possible future asset defaults over the lifetime of our insurance contract liabilities as at December 31, 2011, which increased from our December 31, 2010 level of $2,860 million, primarily as a result of the impact of lower interest rates, changes in the level of insurance contract liabilities and the weakening of the Canadian dollar against foreign currencies. To the extent that an asset is written off, or disposed of, any amounts set aside for possible future asset defaults in insurance contract liabilities in respect of that asset will be released into income. The $3,376 million for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting insurance contract liabilities.

Additional information concerning impaired assets can be found in Note 6 to our 2011 Consolidated Financial Statements.

Risk Management

Risk Management Framework

Effective risk management is one of the ways we protect and enhance value by providing a framework to optimize risk-return and enhance stakeholder value creation. Effective risk-taking and risk management are critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. Risks should not necessarily be eliminated, but need to be appropriately managed to achieve the Company’s overall corporate objectives. Our risk philosophy is based on the premise that we are in the business of accepting risks for appropriate return. In conducting its business activities, our Company, driven by stakeholder interests, will take on those risks that meet the objectives of the organization. Risk management is aligned with the corporate vision, mission and strategy, and is embedded within the business management practices of every business segment.

The Risk framework highlights five major categories of risk (credit risk, market risk, insurance risk, operational risk and strategic risk) and sets out key processes for their management in the areas of risk appetite articulation, risk identification, measurement and assessment, risk response development, monitoring and control, and risk reporting and communication.

The framework recognizes the important role that risk culture plays in the effective management of enterprise risk. Our risk culture is supported by a strong “tone from the top,” which emanates from the Board of Directors and cascades through the Board Committees, our Chief Executive Officer (“CEO”) and executive officers, management and staff. A key premise of our enterprise risk management culture is that all employees and distributors have an important role to play in managing enterprise risks, and collectively form part of our extended risk management team. Our risk culture is well-defined and embedded in our day-to-day business activities. Employees at all levels of the organization share a common philosophy and set of values regarding risk. Business decisions are made at all levels of the organization, and every employee has a role in managing risk, including identification of exposures, and communication and escalation of risk concerns. We seek to instill a disciplined approach to optimizing the inherent tradeoffs between risk and return in all our risk management practices.

Risk Appetite

Risk appetite defines the type and amount of enterprise-wide risk that we are willing to assume in pursuit of our business objectives. The same set of internal and external considerations used in developing business strategy are also used in the formulation of risk appetite which ensures these are aligned and mutually reinforcing.

The Company’s risk appetite considers the respective interests of a number of key stakeholder groups including shareholders, policyholders, employees, regulators, rating agencies and other capital markets participants. The risk appetite balances the various needs, expectations, risk and reward perspectives and investment horizons of these stakeholders. In particular, our risk appetite supports the pursuit of shareholder value while ensuring that the Company’s ability to pay claims and fulfill long-term policyholder commitments is not compromised. Our risk appetite supports long-term credit and financial strength ratings, ongoing favourable access to capital markets and the continuing enhancement of the Company’s overall franchise value and brand.

The Company’s risk appetite is the primary mechanism for operationalizing our risk philosophy. To accomplish this, risk appetite incorporates a number of qualitative and quantitative principles that embody our philosophy and reflect the Company’s overall risk management principles and values. Our risk appetite and risk tolerance levels are revised periodically to reflect the risks and opportunities inherent in our evolving business strategies and operating environment. Risk appetite for our principal risks is formally set out in a policy, which is approved annually by the Risk Review Committee of the Board.

Risk Identification, Measurement and Assessment

We identify the key risks facing our business through our enterprise key risk process, where all business segments employ a common approach to identify, measure and assess risks. Business segments have front-line accountability for identifying and managing risks facing their business. We also evaluate potential correlation between various risk events/categories, and monitor emerging risks, regulatory and rating agency requirements, and industry developments. We also have a process to identify and monitor emerging risks, that may have a material impact on our finances, operations or reputation.

50 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Risk measurement and assessment involves evaluating potential risk exposures, and includes a number of techniques including key risk indicators, stress tests including sensitivity tests and scenario analysis and stochastic scenario modelling. A robust stress testing program is an essential component of the Company’s risk management framework. Stress testing is used to set the Company’s risk appetite and evaluate risk exposures versus tolerance limits. We also use the Dynamic Capital Adequacy Testing (“DCAT”) process, as required by our regulators, to project income and capital for a five-year period based on plausible adverse scenarios. We also perform a variety of sensitivity tests on earnings, regulatory capital ratios, liquidity, and earnings-at-risk that consider significant but plausible adverse scenarios.

Risk Response, Monitoring and Control, and Reporting

Risk response decisions are developed in an integrated framework with the risk assessment and measurement process, which includes an assessment of risk-adjusted return.

Key enterprise monitoring and control processes include oversight by the Board of Directors, which is exercised through five Board committees – the Risk Review Committee, Investment Oversight Committee, Governance and Conduct Review Committee, Management Resources Committee and the Audit Committee. There are several other executive-level risk oversight committees including the Executive Risk Committee, Corporate Credit Committee, Corporate Asset Liability Committee and Executive Investment Committee that focus on specific risks.

On a quarterly basis, the Executive Risk Committee, Board Risk Committees and Board of Directors review the risk monitoring reports that summarize the exposures across our principal risks including any changes in the key risk trends. These committees also review the effectiveness of the mitigation strategies presented in the risk monitoring reports. On an annual basis, the Board is presented the DCAT report, approves key policies for the management of risk and reviews compliance with these policies.

Risk Philosophy and Principles

Our risk philosophy reflects a number of core principles that embody our overall risk appetite and values. These principles are outlined below:

Strategic Alignment

Our risk appetite is aligned with our overall vision, mission and business goals. This alignment is obtained by the consideration of which risks are deemed core, non-core or collateral risks.

Core risks are those risks that we are willing to accept in order to achieve return expectations and successfully achieve our stated mission to “help customers achieve lifetime financial security” and our business objectives. These core risks include insurance risks, market risks and credit risks, and we have established a range of explicit risk appetite limits and operational control points for these core risks.

Non-core risks are those associated with activities outside of our risk appetite and approved business strategies and are therefore generally avoided, regardless of expected returns.

Collateral risks are those that are incurred as a by-product or are collateral to the pursuit of the risk and return optimization of core risks. Operational risks often fall into this category. We endeavour to mitigate collateral risks to the extent that the benefit of risk reduction is commensurate with the cost of mitigation.

Stakeholder Interests

Our risk framework considers the interests of a large number of key stakeholder groups, including policyholders, shareholders, debt-holders, employees, regulators, rating agencies and other capital market participants. Our risk framework endeavours to appropriately balance the needs, expectations, risk and reward perspectives and investment horizons of these stakeholders. Our risk management approach is designed to support long-term credit and financial strength ratings, strong capital levels, ongoing favourable access to capital markets and the continuing enhancement of our overall franchise value and brand.

Our risk management framework recognizes that effective risk management requires that objectives and incentives be aligned to ensure that management’s decisions are consistent with our desired risk and return profile. Compensation practices for executives are approved by the Board and aligned with our risk philosophy, values, business and risk strategies, and long-term interests. As appropriate, risk management goals are considered in establishing annual performance objectives.

Capability Alignment

Our risk appetite is aligned with our inherent risk management capabilities. Our ability to perform robust risk assessments, the quality of our risk governance and control environment and the depth and quality of our risk response and pricing strategies are particularly important capabilities in this regard. We seek out profitable risk-taking opportunities in those areas where we have established risk management skills and capabilities. Conversely, we endeavour to avoid risks that are beyond our risk-taking capability.

Risk Budgeting

We seek to allocate our risk-taking capacity in a manner that optimizes the overall level of risk-adjusted returns and stakeholder value creation. Budgeting of risk-taking capacity is managed through the application of prescribed risk tolerance limits and the embedding of strong risk management discipline into a wide range of key management decision-making processes.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 51

Portfolio Perspective

Risk-return trade-offs are assessed and managed based on the intrinsic merits of a particular opportunity and by their marginal contribution to our overall risk profile and business portfolio. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available diversification relationships already inherent in our business model and risk portfolio.

Risk to Reputation

A financial institution’s reputation is one of its most important assets. We recognize the increasingly important and high-profile role that a strong enterprise-wide risk management discipline can play in this regard. A key objective of our enterprise risk management framework is to help ensure that it continues to operate under standards that support its ability to maintain and build upon a sound corporate brand and reputation.

Governance Structure and Accountabilities

Our enterprise-wide risk management framework sets out lines of responsibility and authority for risk-taking, governance and control.

Board of Directors

Our Board of Directors is responsible for ensuring that risk management policies and practices are in place. Through approval of our risk appetite and ongoing oversight, the Board of Directors ensures that our principal risks are appropriately identified and managed. The Board of Directors has delegated this function to its Risk Review Committee, which is a standing committee of the Board of Directors. The primary functions of the Risk Review Committee are to assist the Board of Directors with its oversight role with respect to the review and approval of risk management policies, ensuring the identification of major areas of risk facing the Company and the development of strategies to manage those risks, and to review compliance with risk management policies implemented by the Company.

The Board of Directors has delegated the approval of investment risk management policies to its Investment Oversight Committee. This committee is responsible for the oversight of investment policies, practices, procedures and controls related to the management of the general fund investment portfolio, the approval and monitoring of the annual Investment Plan and monitoring the investment performance of enterprise pension and savings plans.

The Board of Directors has delegated the approval of compliance risk management policies to its Governance and Conduct Review Committee. Its primary functions are to assist the Board of Directors with its oversight role by developing effective corporate governance guidelines and processes; reviewing policies and processes to sustain ethical behaviour; reviewing reports related to compliance with legal and regulatory matters; assessing the effectiveness of the Board of Directors and its Committees as well as the contributions of individual Directors; and identifying and recommending for election as Directors those individuals with Board-determined competencies, skills and qualities who are best suited to complement the current Board composition.

The Management Resources Committee is responsible for assisting the Board of Directors in ensuring we have the leadership resources for succession of senior executive positions and programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives.

The Audit Committee’s primary function is to assist the Board of Directors with its oversight role with respect to the integrity of financial statements and information provided to shareholders and others, the Company’s compliance with financial regulatory requirements, the adequacy and effectiveness of the internal control environment implemented and maintained by management. The Committee is also responsible for the qualifications, independence and performance of the external auditor who is accountable to the Audit Committee, the Board of Directors and the shareholders.

Senior Management Committees

The Executive Risk Committee is responsible for providing executive oversight of the Company’s enterprise risk management activities. This mandate includes executive oversight of the development and articulation of the Company’s formal risk appetite and tolerance limits, the processes in place to ensure ongoing identification of major risks facing the Company and the development of strategies and tactics to manage those risks in accordance with the risk appetite and overall objective of optimizing the global risk/return profile of the Company.

The Corporate Credit Committee is responsible for addressing credit risk holistically within the company and makes significant credit decisions. The Committee provides a forum to discuss credit from an aggregated perspective, supporting credit risk discussions throughout the organization, and providing a forum to challenge decisions and debate risk issues.

52 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

The Corporate Asset Liability Management Committee is responsible for providing executive oversight and direction for the effective measurement, control and management of the market (i.e., interest rate, equity and foreign exchange) and liquidity risks arising from the Company’s investing, financing and insurance underwriting activities.

The Executive Investment Committee is responsible for providing oversight on new investment initiatives and reviewing resource capacity, overall portfolio analytics and portfolio composition, sector reviews, derivative processes and positions, impairment reviews, quarterly financial information, the annual investment plan, new investment initiatives, investment finance systems/projects and investment control processes.

Accountabilities

Primary accountability for risk management is delegated by the Board of Directors to our CEO, and the CEO further delegates responsibilities throughout the Company through a framework of management authorities and responsibilities. The CEO delegates line accountability for the various classes of risk management to our executive officers, who are accountable for ensuring the day-to-day management of enterprise risk in their scope of business accountability in accordance with Board-approved risk policies and this framework. In particular, business segment leaders have overall, front line accountability for managing the risks in their operations and a network of compliance and risk officers provide independent oversight of these activities.

Our governance model for risk management also includes oversight from the various functional heads in the Corporate Office. There are functional heads for all key business oversight functions such as the Chief Compliance Officer, the Chief Privacy Officer and the Chief Internal Auditor. The Internal Audit function supports our risk management activities through ongoing assessments of the effectiveness of, and adherence to, internal controls. All of the functional heads support the Chief Risk Officer (the “CRO”) in the development and communication of our enterprise risk management function. The CRO is supported by a network of business segment risk officers. The CRO is responsible for developing and communicating the risk management framework, and for overseeing development and implementation of risk management strategies aimed at optimizing the global risk-return profile of the Company. The CRO role is responsible for providing independent functional oversight of our enterprise-wide risk management programs by ensuring that effective risk management processes are in place for risk identification, risk measurement and assessment, risk response development, risk monitoring and control, and reporting and communication of risks inherent in our activities.

Risk Management Policies

In order to support the effective communication, implementation and governance of our enterprise risk framework, we have codified our processes and operational requirements in a comprehensive series of risk management policies and operating guidelines. These policies and guidelines promote the application of a consistent approach to managing risk exposures across our global business platform. These risk management policies are reviewed and approved annually by the Risk Review Committee, Investment Oversight Committee and Governance and Conduct Review Committee. These Committees also receive an annual report summarizing management’s attestation of compliance to these policies.

Risk Categories

The shaded text and tables in the following section of this MD&A represent our disclosure on credit, market and liquidity risks in accordance with IFRS 7, Financial Instruments – Disclosures and includes a discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables represent an integral part of our audited annual Consolidated Financial Statements for the years ended December 31, 2011, and December 31, 2010. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

Our Enterprise Risk Management Framework highlights five major risk categories – Credit Risk, Market Risk, Insurance Risk, Operational Risk and Strategic Risk.

Credit Risk

Risk Description

Credit risk is the risk of loss from amounts owed by our financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors (e.g., mortgagors), structured securities, reinsurers, derivative counterparties, other financial institutions (e.g., amounts held on deposit) and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of or ability to realize on any underlying security that may be used to collateralize the debt obligation. Credit risk can occur at multiple levels, as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and increase our provisions for asset default, adversely impacting earnings.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 53

Credit Risk Management Governance and Control

Credit risk is one of our core risks that is assumed in order to realize the organization’s business objectives. We endeavour to assume only the amount of credit risk that is consistent with our consolidated risk appetite and produces an appropriate rate of return for the capital employed.

The Board of Directors, the Risk Review Committee and the Investment Oversight Committee, are responsible for providing appropriate oversight of credit risk. The investment function is responsible for day-to-day portfolio credit risk selection and underwriting and for monitoring implementation of and compliance with policies and strategies, and providing analytics support and management information reporting for all of the asset classes and for the portfolio management function. The Corporate Risk Management function is responsible for providing oversight of our enterprise risk management programs by ensuring that effective processes are in place for the ongoing identification, assessment, monitoring, reporting and mitigation of risks inherent in the organization’s activities. Specific accountabilities include ongoing policy administration and sponsorship of the Corporate Credit Risk Policy, approval and monitoring of enterprise and Business Group credit risk limits, independent validation of internal risk ratings and internal risk models, and development and coordination of enterprise-wide risk reporting to the appropriate executive and board committees. The Corporate Credit Committee enhances overall governance of Credit Risk Management activities, with a particular focus on the oversight of enterprise level concentrations and exposures, emerging risk issues and trends in credit market movements.

Our core principles of credit risk management include asset diversification, fundamental research and analysis of cash flows, proactive and continuous monitoring, active management and relative value assessment, with the objective of optimizing risk adjusted returns, with due consideration for the impacts of capital and taxation.

Key controls utilized in the management and measurement of credit risk are outlined below:

• Enterprise-wide risk appetite and tolerance limits have been established for credit risk
• Ongoing monitoring and reporting of credit risk sensitivities against pre-established risk tolerance limits
• Detailed credit risk management policies, guidelines and procedures
• Specific investment diversification requirements such as defined investment limits for asset class, geography and industry
• Risk-based credit portfolio, counterparty and sector exposure limits
• Mandatory use of credit quality ratings for portfolio investments which are established and reviewed regularly
• Comprehensive due diligence processes and ongoing credit analysis
• Regulatory solvency requirements that include risk-based capital requirements
• Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits
• Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse credit developments
• Reserve provisions are established in accordance with standards set forth by the CIA
• Target capital levels that exceed regulatory minimums
• Active credit risk governance including independent monitoring and review and reporting to senior management and the Board

Additional information concerning credit risk can be found in Note 6 to our 2011 Consolidated Financial Statements.

Market Risk

Risk Description
We are exposed to significant financial and capital market risk – the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes: (i) equity market risk, resulting from changes in equity market prices; (ii) interest rate risk, resulting from changes in interest rates or spreads; (iii) currency risk, resulting from changes in foreign exchange rates; and (iv) real estate risk resulting from changes in real estate prices. In addition, we are subject to other price risk resulting from changes in market prices other than those arising from equity risk, interest rate risk, currency risk or real estate risk, whether those changes are caused by factors specific to the individual insurance contract, financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

These factors can also give rise to liquidity risk if we are forced to sell assets at depressed market prices in order to fund our commitments. Market changes and volatility could be the result of general capital market conditions or specific social, political or economic events.

Market Risk Management Governance and Control
We employ a wide range of market risk management practices and controls, as outlined below:

• Enterprise-wide risk appetite and tolerance limits have been established for market risk
• Market risk exposures are compared to pre-established risk tolerance limits and reported to the Risk Review Committee of the Board on a regular basis
• Detailed asset-liability and market risk management policies, guidelines and procedures are in place

•    Management and governance of market risks is achieved through various asset-liability management and risk committees that oversee key market risk strategies and tactics, review compliance with applicable policies and standards, and review investment and hedging performance

• Hedging and asset-liability management programs are maintained in respect of key selected market risks
• Product development and pricing policies require a detailed risk assessment and pricing provisions for material market risks
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements
• Insurance contract liability provisions are established in accordance with standards set forth by the CIA
• Target capital levels established that exceed regulatory minimums

54 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Equity Market Risk
Equity market risk is the potential for financial loss arising from declines and volatility in equity market prices. We are exposed to equity risk from a number of sources. Our primary exposure to equity risk arises in connection with benefit guarantees on variable annuity and segregated fund annuity contracts (i.e., segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate segment). These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization.

We derive a portion of our revenue from fee income generated by our asset management businesses and from certain insurance and annuity contracts where fee income is levied on account balances that generally move in line with equity market levels. Accordingly, adverse fluctuations in the market value of such assets would result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) for this business, resulting in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus and employee benefit plans. These exposures generally fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

Interest Rate Risk
Interest rate risk is the potential for financial loss arising from changes or volatility in interest rates or spreads when asset and liability cash flows do not coincide. We are exposed to interest rate risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate environments. The impact of changes or volatility in interest rates or spreads are reflected in the valuation of our financial assets and liabilities for insurance contracts in respect of insurance and annuity products.

Our primary exposure to interest rate risk arises from certain general account products and variable annuity and segregated fund contracts, which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Variable annuity and segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within risk tolerance limits.

Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads may also result in increased asset calls, mortgage prepayments and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. In contrast, increases in interest rates or a widening of spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to losses in the event of the liquidation of assets prior to maturity.

A sustained low interest rate environment may adversely impact the primary demand for a number of our core insurance offerings requiring a significant repositioning of our product portfolio, and also increase the likelihood of higher surrenders (redemptions) and insurance claims (for example, increased incidence and reduced termination rates in respect of disability related claims). This may contribute to adverse developments in revenues and cost trends and our overall profitability.

Significant changes or volatility in interest rates, or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, forcing us to liquidate investment assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider spreads will reduce the value of our existing assets. These exposures generally fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

We have implemented ongoing asset-liability management and hedging programs involving regular monitoring and adjustment of risk exposures using financial assets, derivative instruments and repurchase agreements to maintain interest rate exposures within our risk tolerances. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in interest rate levels and volatility, and changes in the general market and regulatory environment within which these hedging programs operate. In addition, these programs may themselves expose us to other risks.

Market Risk Sensitivities
We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gaps, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk tolerance limits which are calibrated to our risk appetite.

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in the financial statements.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 55

The market value of our fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS and held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. Similarly, the market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is dependent upon the initial unrealized gains (losses) or OCI position at the start of the period and the change in market values in the current period up to the point of sale for those assets which were sold. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

In 2011, we realized $202 million (pre-tax) in net gains on the sale of AFS assets. At December 31, 2011, the net unrealized gains or OCI position on AFS fixed income and equity assets was $266 million and $53 million, respectively, after-tax.

The following table sets out the estimated immediate impact or sensitivity of our net income, OCI and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2011 and December 31, 2010.

Interest rate and equity market sensitivities

as at December 31, 2011
Changes in interest rates(1)	Net income ($ millions)(3)	Increase/(decrease) in after-tax OCI ($ millions)(4)	MCCSR(5)
50 basis point increase	$250	$(150)	Up to 5 percentage points increase
50 basis point decrease	$(300)	$200	Up to 5 percentage points decrease
100 basis point increase	$500	$(350)	Up to 10 percentage points increase
100 basis point decrease	$(700)	$350	Up to 15 percentage points decrease

Changes in equity markets(2)
10% increase	$100	$50	Up to 5 percentage points increase
10% decrease	$(150)	$(50)	Up to 5 percentage points decrease
25% increase	$200	$150	Up to 5 percentage points increase
25% decrease	$(350)	$(150)	Up to 10 percentage points decrease

as at December 31, 2010
Changes in interest rates(1)	Net income ($ millions)(3)	Increase/(decrease) in after-tax OCI ($ millions)(4)	MCCSR(5)
100 basis point increase	$50 to $150	$(300) to $(400)	Up to 8 percentage points increase
100 basis point decrease	$(150) to $(250)	$325 to $425	Up to 10 percentage points decrease

Changes in equity markets(2)
10% increase	$25 to $75	$25 to $75	Up to 5 percentage points increase
10% decrease	$(125) to $(175)	$(25) to $(75)	Up to 5 percentage points decrease
25% increase	$50 to $150	$100 to $200	Up to 5 percentage points increase
25% decrease	$(475) to $(575)	$(100) to $(200)	Up to 10 percentage points decrease

(1)   Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31. Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated above. Beginning December 31, 2011, sensitivities include the impact of re-balancing interest rate hedges for variable annuities and segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates). Sensitivities for a 50 basis point change in interest rates are unavailable as at December 31, 2010.

(2)   Represents the respective change across all equity markets as at December 31. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Beginning December 31, 2011, sensitivities include the impact of re-balancing equity hedges for variable annuities and segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(3)   The market risk sensitivities include the expected mitigation impact of our hedging programs in effect as at December 31, and include new business added and product changes implemented during the year.

(4)   A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities.

(5)   The MCCSR sensitivities illustrate the impact on the MCCSR ratio for Sun Life Assurance as at December 31. This excludes the impact on assets and liabilities that are  included in Sun Life Financial, but not included in Sun Life Assurance.

Our net income and MCCSR sensitivities to changes in interest rates have increased from the prior year primarily as a result of lower interest rates as well as the implementation of a change related to Hedging in the Liabilities.

56 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

We used a 50 basis point change in interest rates and a 10% change in our equity markets to determine the above sensitivities because we believe that these market shocks were reasonably possible as at December 31, 2011. We have also disclosed the impact of a 100 basis point change in interest rates and a 25% change in equity markets to illustrate that significant changes in interest rates and equity market levels may result in other than proportionate impacts on our sensitivities.

Variable annuity and segregated fund guarantees

Approximately 80% to 90% of our sensitivity to equity market risk and 30% to 40% of our sensitivity to interest rate risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate business segment. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our variable annuity and segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our variable annuity and segregated fund businesses.

Variable annuity and segregated fund risk exposures

($ millions)	December 31, 2011
	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	11,823	769	11,704	655
SLF U.S.	25,021	3,123	27,803	1,997
Run-off reinsurance(4)	2,542	642	2,267	536
Total	39,386	4,534	41,774	3,188

	December 31, 2010
	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,494	300	11,347	116
SLF U.S.	23,923	2,064	25,697	221
Run-off reinsurance(4)	3,070	641	2,614	403
Total	39,487	3,006	39,658	740
(1)	The “amount at risk” represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2)	For guaranteed lifetime withdrawal benefits, the “value of guarantees” is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)	The “insurance contract liabilities” represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with valuation standards.
(4)	The run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business has been discontinued and is part of a closed block of reinsurance which is included in our Corporate business segment.

The movement of the items in the table above from December 31, 2010 to December 31, 2011 was primarily as a result of:

(i)	fund value was relatively unchanged as the net impact of new business written in 2011 and the weakening of the Canadian dollar against foreign currencies was offset by unfavourable equity market movement in Canada.
(ii)	the amount at risk increased due to the unfavourable impact of capital market movements
(iii)	the value of guarantees has increased as a result of net new business written and the weakening of the Canadian dollar against foreign currencies relative to prior period end exchange rates
(iv)	insurance contract liabilities increased due to unfavourable market related impacts, primarily interest rates, the change related to Hedging in the Liabilities, and net new business written.

Variable annuity and segregated fund hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the interest rate and equity market-related volatility in the cost of providing for variable annuity and segregated fund guarantees. As at December 31, 2011, over 90% of our total variable annuity and segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those variable annuity and segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees. For those variable annuity and segregated fund contracts included in the interest rate hedging program, we currently hedge over 80% of the exposure.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for variable annuity and segregated fund contracts.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 57

Impact of variable annuity and segregated fund hedging

($ millions)	Changes in Interest Rates(2)		Changes in Equity Markets(3)
Net income sensitivity(1)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(500)	(1,050)	(550)	(1,550)
Hedging impact	400	800	450	1,250
Net of hedging	(100)	(250)	(100)	(300)

(1)	Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(2)

Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2011. Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated above. Beginning December 31, 2011, sensitivities include the impact of re-balancing interest rate hedges for variable annuities and segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3)	Represents the change across all equity markets as at December 31, 2011. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Beginning December 31, 2011, sensitivities include the impact of re-balancing equity hedges for variable annuities and segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business/product level and enterprise level using a combination of longer-dated put options and dynamic hedging techniques (i.e. frequent re-balancing of short-dated interest rate and equity derivative contracts). We actively monitor our overall market exposure and may implement tactical hedge overlay strategies (primarily in the form of futures contracts) in order to align expected earnings sensitivities with enterprise risk management objectives.

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value or future cash flows on real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A 10% decrease in the value of our direct real estate investments would decrease net income by approximately $150 million. Conversely, a 10% increase in the value of our direct real estate investments would increase net income by $150 million.

Equity, Interest Rate and Real Estate Sensitivities – additional cautionary language and key assumptions
Our market risk sensitivities are forward-looking information. They are measures of our estimated net income and OCI sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or the current valuation allowance on deferred tax assets. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2010 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking information and MCCSR sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the real estate and MCCSR sensitivities. In particular, these sensitivities are based on interest rate, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2011 and December 31, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2011 and December 31, 2010, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

58 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Our hedging programs may themselves expose us to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through ISDA agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to variable annuity and segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Currency Risk
Currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign exchange hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets so as to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign exchange derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our asset-liability risk management policy. As at December 31, 2011, and December 31, 2010, the Company did not have a material currency risk exposure on a functional currency basis.

Changes in exchange rates can, however, affect our net income and surplus when results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency, and vice versa.

Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected assumptions affecting amounts of claims, benefits payments, expenses and the cost of embedded options and guarantees related to insurance risks. This risk class includes risk factors relating to product development and pricing, mortality, morbidity, longevity, policyholder behaviour and reinsurance.

Insurance Risk Management Governance and Control

Insurance risk is managed through a number of enterprise-wide controls addressing a wide range of insurance risk factors, as follows:

•	Enterprise-wide insurance underwriting and claims, product development and pricing, and reinsurance risk management policies
•	Product development and pricing policies require detailed risk assessment and provision for material insurance risks
•	Insurance contract liability provisions are established in accordance with standards set forth by the CIA
•	Target capital levels established that exceed regulatory minimums
•	Board-approved maximum retention limits (amounts issued in excess of these limits are reinsured)
•	Various limits, restrictions and fee structures may be introduced into plan designs in order to establish more homogeneous policy risk profile and limit potential for anti-selection
•	Enterprise underwriting and risk selection standards with oversight by corporate underwriting and claims risk management function
•	Diversification and risk pooling is managed by aggregation of broad exposures across product lines, geography, distribution channels, etc.
•	Experience studies (both Company specific and industry level) and Source of Earnings analysis are periodically monitored and factored into ongoing valuation, renewal and new business pricing processes
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors
•

We have established a reinsurance ceded policy to set acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. Our reinsurance counterparty risk profile is monitored closely, including through regular reporting to the Risk Review Committee of the Board of Directors

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 59

Operational Risk

Risk Description

Operational risk is the uncertainty arising from larger than expected losses or damage to finances or reputation resulting from inadequate or failed internal processes, controls, people, systems, or from external events. Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including those pertaining to legal and regulatory compliance, business interruption, model risk, information system security and privacy, outsourcing, theft and fraud, environmental risk, human resource management, liquidity risk, processing errors, complex modelling, and damage to physical assets. Operational risk management is also embedded in the practices utilized to manage other risks, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks such as credit risk, market, liquidity and insurance risk.

Operational Risk Management Governance and Control

Our governance practices, corporate values, Code of Conduct and enterprise-wide approach to managing risk set the foundation for mitigation of operational risks. Our Code of Conduct sets the tone for a strong ethical culture, and we regularly review and update the Code of Conduct to ensure that it continues to meet the expectations of regulators and other stakeholders. All our employees must reconfirm annually their understanding of and commitment to comply with the Code of Conduct.

We enhance this foundation by establishing appropriate internal controls and systems, compensation programs, and by seeking to hire and retain trained and competent people throughout the organization. We align compensation programs with business strategy, long-term shareholder value and good governance practices, and we benchmark them against peer companies. We perform ongoing monitoring and reporting of all significant operational risks, including regular briefings to senior management and Board Committees.

Through our corporate insurance program, we transfer a portion of our operational risk exposure by purchasing enterprise and local insurance coverage that provides some protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations.

The following is a description of enterprise-wide risk management programs for key operational risks that could materially impact our ability to do business or our reputation.

Legal and Regulatory Risk

As a result of our global activities, we are subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. Failure to comply with applicable laws or regulations could result in financial penalties or sanctions, or damage our reputation.

Our Chief Compliance Officer oversees our comprehensive enterprise-wide compliance framework, which is consistent with regulatory guidance from OSFI and other regulators. This framework promotes proactive, risk-based management of compliance and regulatory risk, and includes: enterprise and business segment policies, standards and operating guidelines, programs to promote awareness of laws and regulations that impact us, ongoing monitoring of emerging legal issues and regulatory changes, and training programs. There are also new employee orientation programs which include anti-money laundering and anti-terrorist financing, privacy, and information security risk management. To ensure effective oversight and implementation, the framework is supported by an enterprise network of compliance officers and the general counsel in each business segment. The Chief Compliance Officer reports regularly to the Board of Directors on the state of enterprise compliance, key compliance risks, escalation of key issues and key risk indicators.

Human Resources Risk

We compete with other insurance companies and financial institutions for qualified executives, employees and agents. Competition for the best people is intense and an inability to recruit and retain qualified individuals may impede our ability to execute our business strategies or to conduct our operations. We have therefore established and implemented comprehensive human resource policies, standards and practices. We are committed to employee training and development. Our compensation program is designed to attract, motivate and retain high-performing employees, and to encourage sound risk management practices by all employees. We assess talent through leadership review processes and build leadership bench strength and depth to succession options through enterprise leadership development programs. Employee engagement is monitored through enterprise-wide employee engagement surveys and strategies are implemented to address any issues.

Financial Models Risk

We use highly complex models to support many business functions including pricing, valuation, asset liability management and risk management. To manage financial models risk, we have established an enterprise-wide model risk program including policies and operating guidelines, which outline risk-based requirements for maintaining inventories of significant models, model risk assessment, controls, documentation, change management, testing and periodic independent reviews.

Business Interruption Risk

Disruption to operations or systems from man-made or natural disasters may occur. To manage this risk, we have implemented an enterprise-wide Business Continuity program including policies and standards and crisis management and disaster recovery programs. These policies and programs are designed to ensure that, to the extent practically possible, key business functions can continue and normal operations can resume effectively and efficiently should a major disruption occur. These programs are periodically tested, and each business unit maintains its own business continuity plans under the oversight of the global business continuity program. Our plans are updated on an annual basis. We also have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time. Our Chief Information Officer is responsible for oversight of the enterprise business continuity program.

Information Security Risks

Information security breaches could occur and may result in inappropriate use or release of personal and confidential information. Security governance is the foundation for establishing and maintaining a secure environment. To mitigate this risk, we have implemented an enterprise-wide security program which is overseen by the Chief Information Officer. This program encompasses the

60 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

governance framework for security in the Company, and includes policies and standards that are aligned to recognized industry standards and are compliant with applicable laws and regulations. In addition, we conduct mandatory security awareness training for all employees on an annual basis. An incident management process is established for monitoring and managing security events.

Privacy Risk

Privacy breaches could occur and may result in unauthorized disclosure or use of personal information. Many jurisdictions in which we do business are developing and implementing more stringent privacy legislation. In order to mitigate this risk, we have implemented a global privacy program which includes a global privacy commitment, policies and standards, ongoing monitoring of emerging privacy legislation and a network of privacy officers. Processes have been established to provide guidance on handling personal information and for reporting privacy incidents and issues to appropriate management for response and resolution. Enterprise oversight is provided by the Chief Privacy Officer.

Technology Risk

We use technology to support virtually all aspects of our business and operations. To manage the risks associated with our technology infrastructure, we have implemented a number of policies, standards and controls to ensure ongoing operational integrity, systems availability, data integrity and information security. A system development protocol and process has been designed and implemented. Our global technology infrastructure is overseen by the Chief Information Officer.

Outsourcing Risk

We choose to outsource some services to external third parties, including information technology, operations and investment management. There is a risk that these third parties may be unable to meet their ongoing service commitments, which could jeopardize our business. To manage this risk, we have established an enterprise-wide outsourcing policy which is consistent with OSFI requirements. Our outsourcing program includes specific requirements for risk management programs to manage each significant outsourcing arrangement, and also includes annual Board reporting.

Environmental Risk

An environmental issue on a property owned by us or on any property with which we are affiliated could result in financial or reputational loss. As an organization we are committed to conducting our business activities in a manner that recognizes the need to preserve the quality of the environment. An environmental risk management program is maintained to help protect investment assets (primarily real estate, mortgage and structured finance portfolios where such assets are central to the underlying credit) from losses due to environmental issues and to help ensure compliance with applicable laws. We have programs in place across our real estate portfolio to identify and mitigate environmental risks, to conserve energy and to reduce waste. In providing credit to borrowers or making equity investments in private firms, we take reasonable steps to assess that counterparties are environmentally responsible.

Our operations have an impact on the environment, which also carry a measure of risk of financial and reputational loss. These practices and impacts include, but are not limited to, operating footprint, carbon disclosure and contribution to climate change, response to emerging environmental regulatory and public policy developments, and supplier and corporate client environmental impacts and practices. External factors such as corporate client expectations around environmental performance, resource constraints, impact of climate change and costs associated with adaptation are also potential sources of environmental risk.

Our cross-functional International Sustainability Council works to identify and act on environmental risks and opportunities. We report on environmental management annually in the Public Accountability Statement.

Liquidity Risk

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity is managed in accordance with our liquidity policies and operating guidelines
•

Stress testing of our liquidity is performed by comparing liquidity coverage ratios under one-month and one-year stress scenarios to our policy thresholds. These liquidity ratios are measured and managed at the business segment level and at the total Company level

•

Cash management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations

•	Target capital levels exceed regulatory minimums. We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments
•	We maintain various credit facilities for general corporate purposes
•	We also maintain liquidity contingency plans for the management of liquidity in the event of a liquidity crisis

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 61

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments as at December 31, 2011, and December 31, 2010.
Financial Liabilities and Contractual Obligations

December 31, 2011 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	11,083	11,018	9,202	146,539	177,842
Senior debentures and unsecured financing(2)	124	248	248	5,493	6,113
Subordinated debt(2)	171	342	484	3,770	4,767
Innovative capital instruments(2)	44	87	87	1,588	1,806
Bond repurchase agreements	1,341	–	–	–	1,341
Accounts payable and accrued expenses	4,318	–	–	–	4,318
Borrowed funds(2)	76	82	145	93	396
Total liabilities	17,157	11,777	10,166	157,483	196,583
Contractual commitments(3)
Contractual loans, equities and mortgages	694	490	50	116	1,350
Operating leases	85	128	92	204	509
Total contractual commitments	779	618	142	320	1,859

December 31, 2010 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	11,800	10,321	10,029	151,820	183,970
Senior debentures and unsecured financing(2)	122	245	245	5,673	6,285
Subordinated debt(2)	171	343	500	3,908	4,922
Innovative capital instruments(2)	109	217	217	3,781	4,324
Bond repurchase agreements	994	–	–	–	994
Accounts payable and accrued expenses	3,313	–	–	–	3,313
Borrowed funds(2)	94	120	56	60	330
Total liabilities	16,603	11,246	11,047	165,242	204,138
Contractual commitments(3)
Contractual loans, equities and mortgages	420	310	138	100	968
Operating leases	88	146	93	196	523
Total contractual commitments	508	456	231	296	1,491

(1)   These amounts represent the undiscounted estimated cash flows of insurance and investment contract liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance and investment contract liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates.

(2)   Payments due based on maturity dates and includes expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.

(3)   Contractual commitments and operating lease commitments are not reported on our Consolidated Statements of Financial Position. Additional information on these commitments is included in Note 25 of our 2011 Consolidated Financial Statements.

Strategic Risk

Risk Description

Strategic risk is the risk to future earnings and capital arising from the inability to effectively adapt to change in the competitive, economic, legal and/or political environment or a failure to achieve our strategic plans, through either incorrect choices or improper implementation of those choices.

Strategic Risk Management Governance and Control

The strategic risks for each of our Business Groups and for the Company as a whole are developed as part of the annual risk identification process through which we develop and maintain a register of enterprise key risks. These risks are then included as one of the key inputs into the development of strategic plans as part of our integrated planning process. Our business plans, which include business initiatives required to achieve our plan objectives, are then developed from these strategic plans.

Strategic risk is managed through our formal strategic and business planning process. Our strategic plans are reviewed and discussed by our Executive Team and then the key themes, issues and risks emerging are discussed by the Board of Directors. Our business plans are subject to approval by the Board of Directors, which also receive regular reviews of implementation progress against key business plan objectives. Appropriate Board committees receive regular updates of the enterprise key risks.

Merger and acquisition transactions are governed by a Board-approved risk management policy and significant transactions require the approval of the Board of Directors.

62 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Capital and Liquidity Management

Our asset-liability management practices allow us to maintain a strong financial position by ensuring that sufficient liquid assets are available to cover our potential funding requirements. We invest in various types of assets with a view to matching them with liabilities of various durations.

The regulatory environments in which we operate are expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns. In Canada, OSFI is reviewing the alignment of some insurance regulations with certain elements of changes made to the banks’ regulatory framework under the new Basel III Capital Accord. The outcome of this review is uncertain and may impact our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

Principal Sources of Funds

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Excess cash flows generated from operating activities are generally invested to support future payment requirements. We also raise funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.

As at December 31, 2011, we maintained cash, cash equivalents and short-term securities totalling $8.8 billion, of which 12% were held in relation to certain derivative strategies and bond repurchase agreements. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term liabilities.

Net cash, cash equivalents and short-term securities decreased by $477 million in 2011. Cash flows generated by operating activities increased by $3.7 billion in 2011 mainly from higher cash inflow from investment maturities. Financing activities used $1.5 billion of cash in 2011, up $0.4 billion from 2010. The increase largely reflected the redemption of SLEECS for $950 million in 2011, partially offset by the issuance of preferred shares and senior debentures. Investing activities decreased cash by $322 million during 2011 compared to $417 million in 2010. The decrease in cash used in investing activities was primarily due to cash payments on the sale of the life retrocession business in 2010, partially offset by cash used to purchase the minority shares of McLean Budden in the fourth quarter of 2011. The weakening of the Canadian dollar against foreign currencies increased cash flow balances by $10 million in 2011 compared to a decrease of $120 million in 2010.

($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Net cash provided by operating activities	2,714	(946)	3,548
Net cash provided by (used in) financing activities	(1,450)	(1,041)	1,052
Net cash provided by (used in) investing activities	(322)	(417)	(3,451)
Changes due to fluctuations in exchange rates	10	(120)	(802)
Increase (decrease) in cash and cash equivalents	952	(2,524)	347
Cash and cash equivalents, beginning of year	3,401	5,925	5,518
Cash and cash equivalents, end of year	4,353	3,401	5,865
Short-term securities, end of year	4,378	4,853	6,003
Cash, cash equivalents and short-term securities, end of year	8,731	8,254	11,868

Liquidity

We generally maintain an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under prescribed adverse liability demand scenarios. To strengthen our liquidity further, we actively manage and monitor our:

•	capital levels
•	asset levels
•	matching position
•	diversification and credit quality of investments
•	cash forecasts and actual amounts against established targets

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are appropriately funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 63

We maintain various credit facilities for general corporate purposes, as set out in the table below. Unless otherwise noted, all amounts are in Canadian dollars.

($ millions)	December 31, 2011					December 31, 2010

Credit Facility	Amount		Utilized		Expiry	Amount		Utilized		Expiry
Committed	US$	1,000	US$	348	2015	US$	1,000	US$	324	2012
Committed	US$	500	US$	370	2014	US$	500	US$	195	2012
Uncommitted		$210		$90	n/a		$185		$60	n/a

The agreements relating to our committed credit facilities contain typical covenants for investment grade companies regarding solvency, credit ratings and financial strength, all of which were met as at December 31, 2011. These covenants include but are not limited to the maintenance of total equity by SLF Inc. of at least $12 billion, tested as of the last day of each fiscal quarter. SLF Inc.’s total equity was $15.7 billion as at December 31, 2011.

Our failure to comply with the covenants under the committed credit facilities would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize letters of credit under such facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facilities described above.

Based on our historical cash flows, and liquidity management processes, we believe that the cash flow from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

Capital

We have a capital risk policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital risk policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital-efficient structure. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which we operate. The capital of our international subsidiaries is managed on a local statutory basis in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, engages in a capital planning process annually in which capital deployment options, fundraising and dividend recommendations are presented to the Risk Review Committee of the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Review Committee of the Board on a quarterly basis. The Board of Directors is responsible for the annual review and approval of our capital plan.

The Company’s capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The Risk Review Committee of the Board reviews and approves SLF Inc.’s capital risk policy annually. Our Corporate Treasury and Risk Management functions are responsible for the design and implementation of the capital risk policy.

The Company’s capital base consists mainly of common shareholders’ equity and retained earnings. Other sources of capital include preferred shareholders’ equity and subordinated debt issued by SLF Inc., Sun Life Assurance and Sun Canada Financial Co. For Canadian regulatory purposes, our capital also includes innovative capital instruments issued by Sun Life Capital Trust and Sun Life Capital Trust II.

Notes 13, 14, 15 and 16 to our 2011 Consolidated Financial Statements include additional details on our capital. The following table summarizes the sources of our capital and capital position over the past three years.

Source of Capital ($ millions)	IFRS 2011	CGAAP
		2010	2009
Subordinated debt	2,746	2,741	3,048
Trust Securities(1)	695	1,644	1,644
Equity
Participating policyholders’ equity	123	115	107
Preferred shareholders’ equity	2,503	2,015	1,741
Common shareholders’ equity(2)	13,104	13,917	15,489
Total Equity	15,730	16,047	17,337
Total Capital(3)	19,171	20,432	22,029
Ratio of debt to total capital(4)	17.9%	21.5%	21.3%
Ratio of debt plus preferred shares to total capital(4)	31.0%	31.3%	29.2%

(1)	SLEECS net of associated transaction costs.
(2)	Unrealized gain and losses on cash flow hedges and AFS debt securities are excluded from regulatory capital.
(3)	Excludes minority interests.
(4)	Debt includes all short-term and long-term obligations. Total capital includes debt, preferred shares and common shares.

64 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Common shareholders’ equity was $13.1 billion, as at December 31, 2011, compared with $13.9 billion as at December 31, 2010. The $0.8 billion decrease was primarily as a result of the common shareholders’ loss of $300 million, common shareholder dividends of $829 million, which was partially offset by $243 million of additional shares issued under the Canadian Dividend Reinvestment and Share Purchase Plan.

We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the SLEECS and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation decreased to 31.0% as at December 31, 2011, compared with 31.3% as at December 31, 2010.

Financing activities in 2011 are listed below:

•	On July 11, 2011, SLF Inc. redeemed all of the outstanding $300 million principal amount of Series C Senior Unsecured 5.00% Fixed Floating/Debentures due in 2031.
•	On August 12, 2011, SLF Inc. issued $200 million of Class A Non-Cumulative Rate Reset Preferred Shares Series 10R at a price of $25.00 per share and yielding 3.90% annually.
•	On August 23, 2011, SLF Inc. issued $300 million principal amount of Series E Senior Unsecured 4.57% Debentures due 2021.
•	On November 10, 2011, SLF Inc. issued $300 million of Class A Non-Cumulative Rate Reset Preferred Shares Series 12R at a price of $25.00 per share and yielding 4.25% annually.
•	On December 31, 2011, Sun Life Capital Trust, a subsidiary of SLF Inc., redeemed all of the outstanding $950 million principal amount of SLEECS, Series A.

As at December 31, 2011, our debt capital consisted of $2.7 billion in subordinated debentures and $0.7 billion of SLEECS. The maturity dates of our long-term debt are well-distributed over the medium- to long-term horizon to maximize our financial flexibility and to minimize refinancing requirements within a given year. In addition, we have issued $2.1 billion of senior debentures and $1.4 billion of senior financings in connection with financing arrangements to address U.S. statutory reserve requirements for certain universal life contracts.

The table below provides the first call and maturity dates for our subordinated debt, SLEECS and preferred shares.

Description	Interest Rate	Earliest Par Call Date/Redemption Date(1)	Maturity	Principal/ Face Amount ($ millions)
Subordinated Debt Issued by Sun Life Assurance
6.30% Debentures, Series 2	6.30%	n/a	2028	150
6.15% Debentures	6.15%	June 30, 2012	2022	800

Subordinated Debt Issued by SLF Inc.
Series 2007-1	5.40%	May 29, 2037	2042	400
Series 2008-1	5.59%	January 30, 2018	2023	400
Series 2008-2	5.12%	June 26, 2013	2018	350
Series 2009-1	7.90%	March 31, 2014	2019	500

Subordinated Debt Issued by Sun Canada Financial Co.
7.25% Subordinated Notes (US denominated)	7.25%	n/a	2015	150

Trust Units Issued by Sun Life Capital Trust
SLEECS – Series B	7.093%	June 30, 2032	Perpetual	200

Debt Securities Issued by Sun Life Capital Trust II
SLEECS – Series 2009-1	5.863%	December 31, 2019	2108	500

Class A Preferred Shares Issued by SLF Inc.
Series 1	4.75%	March 31, 2010	Perpetual	400
Series 2	4.80%	September 30, 2010	Perpetual	325
Series 3	4.45%	March 31, 2011	Perpetual	250
Series 4	4.45%	December 31, 2011	Perpetual	300
Series 5	4.50%	March 31, 2012	Perpetual	250
Series 6R(2)	6.00%	June 30, 2014	Perpetual	250
Series 8R(3)	4.35%	June 30, 2015	Perpetual	280
Series 10R(4)	3.90%	September 30, 2016	Perpetual	200
Series 12R(5)	4.25%	December 31, 2016	Perpetual	300

(1)	The earliest date on which the Company has the option, but not the obligation, to call securities for redemption at their par value.
(2)	On June 30, 2014, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 3.79%. Holders of the Series 6R Shares will have the right, at their option, to convert their Series 6R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 7QR (“Series 7QR Shares”) on June 30, 2014, and every five years thereafter. Holders of Series 7QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 3.79%.
(3)	On June 30, 2015, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (“Series 9QR Shares”) on June 30, 2015, and every five years thereafter. Holders of Series 9QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%.
(4)	On September 30, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.17%. Holders of the Series 10R Shares will have the right, at their option, to convert their Series 10R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (“Series 11QR Shares”) on September 30, 2016, and every five years thereafter. Holders of Series 11QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%.
(5)	On December 31, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.73%. Holders of the Series 12R Shares will have the right, at their option, to convert their Series 12R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR (“Series 13QR Shares”) on December 31, 2016, and every five years thereafter. Holders of Series 13QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.73%.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 65

The following table shows the number of common shares and stock options outstanding of SLF Inc. for the last three years.

Number of Common Shares Outstanding

(in millions)	2011	2010	2009
Balance, beginning of year	574.3	564.4	559.7
Stock options exercised	1.7	0.8	0.2
Common shares issued to non-controlling interest	1.7	–	–
Canadian Dividend Reinvestment and Share Purchase Plan	10.1	9.1	4.5
Balance, end of year	587.8	574.3	564.4

Number of Stock Options Outstanding

(in millions)	2011	2010	2009
Balance, beginning of year	14.2	13.2	10.0
Options issued	1.7	2.8	4.3
Options exercised or cancelled	(2.7)	(1.8)	(1.1)
Balance, end of year	13.2	14.2	13.2

In 2011, SLF Inc. did not repurchase any of its common shares.

Under our Canadian Dividend Reinvestment and Share Purchase Plan (the “Plan”), Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares and may also purchase common shares through the Plan with cash. For dividend reinvestments, we may, at our option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased on behalf of participants through the TSX at the market price. Common shares acquired by participants through optional cash purchases may also be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount. The common shares issued from treasury for dividend reinvestments during 2011 were issued at a discount of 2%. An insignificant number of common shares were issued from treasury for optional cash purchases at no discount. In 2011, SLF Inc. issued approximately 10 million shares from treasury under the Plan.

In 2011, we cancelled 282 common shares as a result of updates to our policy records from demutualization.

The Company grants stock options to certain employees and directors. These options are granted at the closing price of SLF Inc.’s common shares on the TSX on the grant date for stock options granted after January 1, 2007, and the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007. As at February 10, 2011, 13.0 million options to acquire SLF Inc. common shares and 587.8 million common shares of SLF Inc. were outstanding.

Shareholder Dividends

The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of our Board of Directors and is dependent on our results of operations, financial condition, cash requirements, regulatory and contractual restrictions and other factors considered by the Board of Directors. The Board of Directors reviews the level of dividends on a quarterly basis.

SLF Inc. maintained its quarterly common shareholders’ dividend at $0.36 per share throughout 2011. Total common shareholder dividends declared in 2011 were $1.44 per share, consistent with 2010 levels.

Dividends declared in 2011		Amount per share
Common shares		$1.44

Class A preferred shares	Coupon rate	Amount per share
Series 1	4.75%	$1.187500
Series 2	4.80%	$1.200000
Series 3	4.45%	$1.112500
Series 4	4.45%	$1.112500
Series 5	4.50%	$1.125000
Series 6R	6.00%	$1.500000
Series 8R	4.35%	$1.087500
Series 10R	3.90%	$0.376640
Series 12R(1)	4.25%	–

(1) The Series 12R shares were issued on November 10, 2011. The first dividend is scheduled to be paid on March 31, 2012 subject to the approval of the Board of Directors as described above.

66 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Capital Adequacy

SLF Inc.

SLF Inc. is a non-operating insurance company and subject to OSFI’s Guideline A-2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, which sets out the capital framework for regulated insurance holding companies and non-operating life companies (collectively, “Insurance Holding Companies”). The adequacy of capital in an Insurance Holding Company is measured against a capital risk metric in accordance with this guideline. SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. SLF Inc.’s regulated subsidiaries are expected to comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.’s consolidated capital position is above its internal target.

Sun Life Assurance

Sun Life Assurance is subject to the MCCSR capital rules for a life insurance company in Canada. The Company expects to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. With an MCCSR ratio of 211% as at December 31, 2011, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory target ratio of 150% and regulatory minimum ratio of 120%. The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets and interest rates as outlined in the Risk Management section of this document.

The following table shows the components of Sun Life Assurance’s MCCSR ratio for the last three years.

Sun Life Assurance MCCSR ($ millions)	IFRS	CGAAP
	2011	2010	2009
Capital available
Retained earnings and contributed surplus	7,937	10,079	9,733
Accumulated other comprehensive income	(79)	(1,752)	(1,510)
Common and preferred shares	3,296	2,996	2,596
Innovative instruments and subordinated debt	1,845	2,794	3,094
Other	253	247	269
Less:
Goodwill and intangibles in excess of limit	1,225	1,777	1,859
Non-life investments and other	1,343	1,696	1,660
Total capital available	10,684	10,891	10,663
Required capital
Asset default and market risks	3,095	2,967	2,699
Insurance risks	1,127	1,046	1,397
Interest rate risks	845	765	735
Total capital required	5,067	4,778	4,831
MCCSR ratio	211%	228%	221%

Sun Life Assurance’s MCCSR ratio was 211% as at December 31, 2011, compared to 228% as at December 31, 2010. Low interest rates, volatile equity markets and the impact of OSFI’s guidance for increased segregated fund capital requirements on new business issued after December 31, 2010 reduced the MCCSR ratio in 2011. The impact of the SLEECS redemption was substantively offset by net financing activities and the impact of changes related to Hedging in the Liabilities. Additional details concerning the calculation of available capital and MCCSR are included in SLF Inc.’s 2011 AIF under the heading Regulatory Matters.

Sun Life Financial adopted IFRS as of January 1, 2011. Under OSFI’s IFRS transition guidance, companies can elect to phase in the impact of the conversion to IFRS on adjusted Tier 1 available capital over eight quarters ending in the fourth quarter of 2012. Sun Life Assurance has made this election and will be phasing in a reduction of approximately $300 to its adjusted Tier 1 capital over this period, largely related to the recognition of deferred actuarial losses on defined benefit pension plans.

Sun Life (U.S.)

Our principal operating life insurance subsidiary in the United States, Sun Life (U.S.), is subject to the risk-based capital (“RBC”) rules issued by the National Association of Insurance Commissioners, which measures the ratio of the company’s total adjusted capital to the minimum capital required by the RBC formula. The RBC formula for life insurance companies measures exposures to investment risk, insurance risk, interest rate risk and other market risks and general business risk. A company’s RBC is normally expressed in terms of the company action level (“CAL”). If a life insurance company’s total adjusted capital is less than or equal to the CAL (100% of CAL or less), a comprehensive financial plan must be submitted to its state regulator. Sun Life (U.S.) has established an internal target range for its RBC ratio of 300% to 350% of the CAL.

The investment, interest rate and market risk components of Sun Life (U.S.)’s statutory and risk-based capital are sensitive to equity and interest rate levels as well as the overall economic environment. Unfavourable credit experience, coupled with changes in equity markets or interest rates, may negatively impact Sun Life (U.S.)’s RBC ratio. The insurance and business risk components of Sun Life (U.S.)’s statutory and risk-based capital are also sensitive to policyholder experience for which adverse experience could negatively impact the RBC ratio.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 67

Other Foreign Life Insurance Companies

In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above the minimum local regulatory requirements as at December 31, 2011.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies, as well as financial strength ratings (“FSRs”). The credit ratings assigned to the securities issued by SLF Inc. and its subsidiaries are described in SLF Inc.’s 2011 AIF under the heading Security Ratings.

The financial strength ratings assigned are intended to provide an independent view of the creditworthiness and financial strength of an organization. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies. The following table summarizes the financial strength ratings/claims paying ability for the two main life insurance operating subsidiaries of SLF Inc.

January 31, 2012	Standard & Poor’s	Moody’s	AM Best	DBRS
Sun Life Assurance	AA-	Aa3	A+	IC-1
Sun Life (U.S.)	A-	A3	A+	Not Rated

December 31, 2010	Standard & Poor’s	Moody’s	AM Best	DBRS
Sun Life Assurance	AA-	Aa3	A+	IC-1
Sun Life (U.S.)	AA-	Aa3	A+	Not Rated

Rating agencies took the following actions on the FSRs of the above-mentioned operating subsidiaries of SLF Inc. throughout 2011, and January 2012:

•	On April 15, 2011, Standard & Poor’s affirmed the FSR ratings of Sun Life Assurance and Sun Life (U.S.) with a stable outlook
•	On June 13, 2011, DBRS affirmed the FSR rating of Sun Life Assurance with a stable outlook
•

On October 18, 2011, Moody’s affirmed the rating of Sun Life Assurance, but revised its outlook to negative from stable. At the same time, Moody’s placed the rating of Sun Life (U.S.) under review for downgrade

•	On October 26, 2011, A.M. Best placed the ratings of Sun Life Assurance and Sun Life (U.S.) under review with negative implications
•	On November 28, 2011, A.M. Best affirmed the FSR ratings of Sun Life Assurance and Sun Life (U.S.) with a stable outlook
•

On December 13, 2011, Standard & Poor’s affirmed the FSR rating of Sun Life Assurance with a stable outlook. The rating of Sun Life (U.S.) was lowered to A- from AA-, and the rating placed on CreditWatch with negative implications following the Company’s decision to discontinue sales of domestic individual life and annuity products in SLF U.S.

•

On January 26, 2012, Moody’s affirmed the FSR rating of Sun Life Assurance with a negative outlook. At the same time, Moody’s changed the FSR rating of Sun Life (U.S.) to A3, concluding the review initiated in October 2011.

We expect Standard & Poor’s and Moody’s to resolve their outlooks in 2012. We cannot predict or provide any assurances on the outcome of these reviews.

Off-Balance Sheet Arrangements

In the normal course of business, we are engaged in a variety of financial arrangements. The principal purposes of these arrangements are to:

•	earn management fees and additional spread on a matched book of business
•	reduce financing costs

While most of these activities are reflected on our balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities we undertake primarily include:

•	asset securitizations
•	securities lending

Asset securitizations

We engage in asset securitization activities primarily to earn origination or management fees by leveraging our investment expertise to source and manage assets for the investors. In the past, we have sold mortgage or bond assets to a non-consolidated special purpose entity (“SPE”), which may also purchase investment assets from third parties. The SPE funds the asset purchases by selling securities to investors. As part of the SPE arrangement, we may subscribe to a subordinated investment interest in the issued securities.

68 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

We are generally retained to manage the assets in the SPE on a fee-for-service basis. All of the asset securitization transactions we undertake are structured on a non-recourse basis so that we have no exposure to the default risks associated with the assets in the SPEs other than through any of our retained interests. The table below summarizes our asset securitization program.

($ millions)	2011	2010
As at December 31
Securitized assets under management	40	65
Company’s retained interest	2	3
For the year ended December 31
Cash flow received on retained interests and servicing fees	1	6

Securities Lending

We lend securities in our investment portfolio to other institutions for short periods to generate additional fee income. We conduct our program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. We monitor the fair value of the loaned securities on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. It is our practice to obtain a guarantee from the lending agent against counterparty default, including non-cash collateral deficiency, in securities lending transactions. Loaned securities are recognized in our Consolidated Statements of Financial Position as Invested Assets. As at December 31, 2011, we loaned securities with a carrying value of $746 million for which the collateral held was $784 million. This compares to loaned securities of $555 million, with collateral of $585 million as at December 31, 2010.

Commitments, Guarantees, Contingencies and Reinsurance Matters

In the normal course of business, we enter into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. We are also engaged in arbitration proceedings from time to time with certain companies that have contracts to provide reinsurance to the Company. Information regarding our commitments, guarantees and contingencies are summarized in Notes 25 to our 2011 Consolidated Financial Statements. A table summarizing our financial liabilities and contractual obligations can be found in the Risk Management section of this document under the heading Operational Risk.

Accounting and Control Matters

Critical Accounting Policies and Estimates

Our significant accounting and actuarial policies are described in Notes 1, 2, 5, 6, 7 and 11 of our 2011 Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding our financial performance. As part of our financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of our financial results. Effective January 1, 2011, we adopted IFRS. Additional information regarding IFRS can be found in this section of the document under the heading International Financial Reporting Standards.

Benefits to Policyholders

Our benefit payment obligations are estimated over the life of our annuity and insurance products based on internal valuation models and are recorded in our financial statements, primarily in the form of insurance contract liabilities and reinsurance assets. The determination of these obligations is fundamental to our financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of our products.

We use best estimate assumptions for expected future experience. Most assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in our insurance contract liabilities to provide for possible adverse deviations from the best estimates. If an assumption is more susceptible to change or if there is uncertainty about an underlying best estimate assumption, a correspondingly larger provision is included in the insurance contract liabilities.

In determining these provisions, we ensure;

•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption; and
•	in total, the cumulative effect of all provisions is reasonable with respect to the total insurance contract liabilities.

In recognition of the long-term nature of insurance contract liabilities, the margin for possible deviations increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent. With the passage of time and the resulting reduction in estimation risk, excess provisions are released into income.

Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, their significance to the Company’s financial condition and results of operations are described below.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 69

Equity Market Movements

We are exposed to equity markets through our segregated fund and annuity products that provide guarantees linked to underlying fund performance. We have implemented hedging programs involving the use of derivative instruments, to mitigate a portion of the equity market risk. The cost of these hedging programs is reflected in the liabilities.

In addition, the value of our liabilities for insurance products supported by equity assets depends on assumptions about the future level of equity markets. The calculation of insurance contract liabilities for such products includes provisions for moderate changes in rates of equity market returns with provisions determined using scenario testing under the standards established by the CIA. The majority of equities which are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in equity values are largely offset by changes in insurance contract liabilities.

Interest Rates

The determination of our insurance contract liabilities requires that we make estimates about interest rate movements. The value of our policyholder obligations for all policies is sensitive to changes in interest rates. The calculation of insurance contract liabilities for all policies includes provisions for moderate changes in interest rates determined using scenario testing under the standards established by the CIA. The major part of this sensitivity is offset with a similar sensitivity in the value of the Company’s assets held to support insurance contract liabilities.

For certain products, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or in the rate of interest credited. These products generally have minimum interest rate guarantees. Hedging programs are in place to help mitigate the impact of interest rate movements.

Mortality

Our insurance contract liabilities include estimates for mortality. Mortality refers to the rates at which death occurs for defined groups of people. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement in accordance with CIA standards.

Morbidity

Our insurance contract liabilities include estimates for morbidity. Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. In Canada and in Asia, we offer critical illness policies on an individual basis, and in Canada, we offer long-term care on an individual basis. Medical stop-loss insurance is offered on a group basis in the United States. In Canada, group morbidity assumptions are based on our five-year average experience, modified to any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Policy Termination Rates

Our insurance contract liabilities include estimates for policy termination rates. Policy termination rates refer to the rate at which policies terminate prior to the end of the contractual coverage period. Policyholders may allow their policies to terminate prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by exercising a surrender option in the contract. Assumptions for termination experience on life insurance are generally based on our five-year average experience. Termination rates may vary by plan, age at issue, method of premium payment, and policy duration. For universal life contracts, it is also necessary to set assumptions about premium payment patterns. Industry experience is considered for certain products where our experience is insufficient to be statistically valid.

Operating Expenses and Inflation

Insurance contract liabilities include estimates for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Future expense assumptions reflect inflation consistent with the future interest rates used in scenario testing.

Asset Default

Asset default provisions are included in insurance contract liabilities for possible future asset defaults over the lifetime of our insurance contract liabilities. The amount included in insurance contract liabilities is based on possible reductions in the expected future investment yield depending on the creditworthiness of the asset. The underlying asset default assumptions for debt securities and mortgages are derived from long-term studies. The bond assumptions are based on total U.S. market experience. The mortgage assumptions are based on the Company’s experience. We have provided $3,376 million for possible future asset defaults over the lifetime of our insurance contract liabilities as at December 31, 2011. This amount excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting insurance contract liabilities.

Sensitivities to Best Estimate Assumptions

Our sensitivities relative to our best estimate assumptions are included in the table below. The sensitivities presented below are forward-looking information. They are measures of our estimated net income sensitivity to changes in the best estimate assumptions in our insurance contract liabilities based on a starting point and business mix as of December 31, 2011. They reflect the update of actuarial method and assumption changes described in this MD&A under the heading Management Actions and Assumption Changes. Where appropriate, these sensitivities take into account hedging programs in place as at December 31, 2011. A description of these hedging programs can be found in this MD&A under the heading Market Risk. The sensitivity to changes in our accounting estimates in the table below represents the Company’s estimate of changes in market conditions or best estimate assumptions that are reasonably likely based on the Company’s and/or the industry’s historical experience and industry standards and best practices as at December 31, 2011.

70 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Changes to the starting point for interest rates, equity market prices and business mix will result in different estimated sensitivities. Additional information regarding equity and interest rate sensitivities, including key assumptions, can be found in the Risk Management section of this document under the heading Market Risk Sensitivities.

Critical Accounting Estimate	Sensitivity	Impact on Net Income ($ millions)
Interest Rates	50 basis point parallel increase in interest rates across the entire yield curve	250
	50 basis point parallel decrease in interest rates across the entire yield curve	(275)
	100 basis point parallel increase in interest rates across the entire yield curve	500
	100 basis point parallel decrease in interest rates across the entire yield curve	(700)
Equity Markets	10% increase across all equity markets	125
	10% decrease across all equity markets	(125)
	25% increase across all equity markets	225
	25% decrease across all equity markets	(375)
	1% reduction in assumed future equity and real estate returns	(400)
Mortality	2% increase in the best estimate assumption for insurance products – where higher mortality would be financially adverse	(15)
	2% decrease in the best estimate assumption for annuity products – where lower mortality would be financially adverse	(100)
Morbidity	5% adverse change in the best estimate assumption	(120)
Policy Termination Rates	10% decrease in the termination rate – where fewer terminations would be financially adverse	(270)
	10% increase in the termination rate – where more terminations would be financially adverse	(65)
Operating Expenses and Inflation	5% increase in unit maintenance expenses	(160)

Fair Value of Investments

Debt securities, equity securities and other invested assets are financial assets that are designated as FVTPL or AFS and are recorded at fair value in our Consolidated Statements of Financial Position. Changes in fair value of assets designated as FVTPL, including realized gains and losses on sale are recorded in income. Changes in fair value of AFS assets are recorded in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI.

The fair value of government and corporate debt securities is determined using quoted market prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker/dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted market prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted market prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earning multiples of comparable companies.

The fair value of other invested assets is determined using quoted market prices in active markets or independent valuation information provided by investment management.

The fair value of short-term securities is approximated by their carrying amount adjusted for credit risk where appropriate.

Derivative financial instruments are recorded at fair value with changes in fair value recorded in income unless the derivative is part of a qualifying hedging relationship for accounting purposes. The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted market prices in active markets, while the fair value of over-the-counter (“OTC”) derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 71

The fair value of OTC derivative financial instruments also includes credit valuation adjustments (“CVAs”) to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustment are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

Investment properties are recorded at fair value with changes in fair value recorded in income. The fair value of investment properties is determined using property valuation models that typically include expected future net cash flows discounted at current market interest rates. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

Mortgages and corporate loans are recorded at amortized cost. The fair value of mortgages and corporate loans is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances.

Due to their nature, the fair value of policy loans and cash are assumed to be equal to their carrying values, which is the amount these assets are recorded at in our Consolidated Statements of Financial Position.

We categorize our financial instruments carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy as follows:

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial instruments classified as level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, and exchange-traded equity securities.

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of financial instruments classified as level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate securities, certain asset-backed securities, and OTC derivatives.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of financial instruments classified as level 3 generally include certain asset-backed securities, certain other invested assets, and investment contract liabilities.

As pricing inputs become more or less observable, assets are transferred between levels in the hierarchy. For a financial instrument that transfers into level 3 during the reporting period, the entire change in fair value for the period is included in the level 3 reconciliation schedule in Note 5 to our 2011 Consolidated Financial Statements. For transfers out of level 3 during the reporting period, the change in fair value for the period is excluded from the level 3 reconciliation schedule in Note 5 to our 2011 Consolidated Financial Statements. Transfers into level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the level 1 or 2 definition at the reporting date. During the current reporting period, transfers into level 3 were primarily related to a significant reduction in the trading activity of certain types of securities, which resulted in a change to the pricing source. Transfers out of level 3 occur when the pricing inputs become more transparent and satisfy the level 1 or 2 definition at the reporting date. During the current reporting period, transfers out of level 3 were primarily related to observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If a financial instrument is transferred into and out of level 3 during the same period, it is not included in the level 3 reconciliation schedule in Note 5 to our 2011 Consolidated Financial Statements. Total gains and losses in earnings and OCI are calculated assuming transfers into or out of level 3 occur at the beginning of the period.

Transfers into and out of level 3 were $421 million and $294 million, respectively, for the year ended December 31, 2011. The total amount of the net realized/unrealized gains/(losses) related to securities transferred out of level 3 during the period, which were excluded from the level 3 reconciliation, was approximately $(46) million.

Additional information on the determination of the fair value of investments can be found in Note 5 of our 2011 Consolidated Financial Statements.

Impairment

All financial assets are assessed for impairment at each reporting date. Financial assets are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that have an impact that can be reliably estimated, on the estimated future cash flows of the asset. Objective evidence of impairment for debt securities generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal. All equity instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost. Objective evidence of impairment for mortgages and loans involves an assessment of the borrower’s ability to meet current and future contractual interest and principal payments.

Additional information on the impairment of financial assets can be found in Notes 1 and 6 of our 2011 Consolidated Financial Statements.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of cash inflows from

72 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s carrying values to their recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods.

The testing of goodwill at the CGU level is more granular relative to our previous accounting regime, CGAAP. This more granular level of testing, in conjunction with a period of prolonged economic downturn including persistently low interest rates, may result in the impairment of goodwill.

We had a carrying value of $3.9 billion in goodwill as at December 31, 2011, compared to $4.2 billion as at December 31, 2010. The decrease in goodwill is due to impairment charges of $0.3 billion recorded in our variable annuity and segregated fund businesses in SLF U.S. and SLF Canada. Additional information on goodwill can be found in this MD&A under the heading, International Financial Accounting Standards and in Note 10 of our 2011 Consolidated Financial Statements.

Intangible Assets

Intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite-life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite-life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite-life intangible assets to their recoverable amounts. If the carrying values of the indefinite-life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The fair value of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the fair value estimates and result in impairment write-downs. During 2011, $9 million of our indefinite-life intangible assets were written down due to impairment, primarily as a result of our decision to discontinue sales of domestic variable annuity and individual life products in SLF U.S.

As at December 31, 2011, our finite-life intangible assets had a carrying value of $648 million, which reflected the value of the field force and asset administration contracts acquired as part of the Clarica, CMG Asia, and Genworth EBG acquisitions, as well as software costs. Our indefinite-life intangible assets had a carrying value of $237 million as at December 31, 2011. The value of the indefinite-life intangible assets reflected fund management contracts and state licenses.

Income Taxes

Income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method. Our provision for income taxes is calculated based on the expected tax rules of a particular fiscal period. The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate and that we make assumptions about the expected timing of realization of deferred income tax assets and liabilities. To the extent that our interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the temporary differences, unused tax losses and unused tax credits can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recorded. If it is probable that the benefit of tax losses and tax deductions will not be realized, a deferred income tax asset is not recognized. The assessment requires significant estimates and judgment about future events based on the information available at the reporting date.

From time to time, local governments in countries in which we operate enact changes to statutory corporate income tax rates. These changes require us to review and re-measure our deferred tax assets and liabilities as of the date of enactment. As of December 31, 2011, our net deferred tax asset in the Consolidated Statements of Financial Position was $1.6 billion, primarily relating to our U.S. operations. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset, particularly in the United States, could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantial enactment of a rate reduction.

Pension Plans and Other Post-Retirement Benefits

The Company offers defined benefit pension plans and defined contribution plans for eligible employees. Since January 1, 2009, all new employees in Canada participate in a defined contribution plan, while existing employees continue to accrue future benefits in the prior defined benefit plan. In general, all of our material defined benefit plans worldwide are closed to new entrants and defined contribution plans are provided to new hires. Our defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. In addition, in some countries we provide certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and their dependents upon meeting certain requirements.

Due to the long-term nature of these plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, expected long-term rates of return on assets, rates of compensation increases, medical cost rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. Actual experience may differ from the assumed rates, which would impact the pension benefit expenses and accrued benefit obligations in future years. Details of our pension and post-retirement benefit plans and the key assumptions used for these plans are included in Note 27 to our 2011 Consolidated Financial Statements.

The following table provides the potential sensitivity of the benefit obligation and expense for pension and post-retirement benefits to changes in certain key assumptions based on pension and post-retirement obligations as at December 31, 2011. These sensitivities are hypothetical and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities. The sensitivities are forward-looking information and are based on the assumptions set out and subject to the risk factors described under Forward-Looking Information.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 73

Sensitivity of Key Assumptions ($ millions)	Pension		Other post- retirement

	Obligation	Expense	Obligation	Expense
Impact of a 1% change in key assumptions
Discount rate
Decrease in assumption	412	49	34	1
Increase in assumption	(349)	(61)	(29)	(1)
Expected long-term rate of return on plan assets
Decrease in assumption	–	20	–	–
Increase in assumption	–	(20)	–	–
Rate of compensation increase
Decrease in assumption	(51)	(9)	–	–
Increase in assumption	54	10	–	–

Changes in Accounting Policies

International Financial Reporting Standards

In accordance with the requirements of the Canadian Accounting Standards Board, we adopted IFRS as of January 1, 2011. The key impacts related to the adoption of IFRS are discussed below and in our 2011 Consolidated Financial Statements for the period ended December 31, 2011.

The initial adoption of IFRS did not have a material impact on our operations – the underlying economics and cash flows of our businesses remained unchanged. The International Accounting Standards Board (“IASB”) continues to review and develop a number of accounting standards, including a financial reporting standard that addresses the measurement of insurance contract liabilities. Until this standard becomes effective, we will continue to use the Canadian Asset Liability Method (“CALM”) for the valuation of our insurance contract liabilities.

Significant Accounting Policy Choices under IFRS

This section includes a discussion of the impact of significant accounting policy choices and the selection of IFRS 1 elections and exemptions.

IFRS 1 Optional Exemptions

IFRS 1 requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions. Where the information for retrospective application of a standard was not readily available, impractical or is cost prohibitive, we elected to take the following optional exemptions available under IFRS 1 at January 1, 2010 (“Transition Date”):

(i)	The option to reset all cumulative foreign currency translation differences recorded in accumulated other comprehensive income to zero through retained earnings.
(ii)	The option to recognize all cumulative unrecognized actuarial gains and losses on defined benefit pension plans under CGAAP. The cumulative amount of actuarial losses recorded on our defined benefit pension plans and other benefits plans has been recognized in retained earnings.
(iii)	The option not to restate the accounting for business combinations or acquisitions made prior to the Transition Date. As a result no adjustments were required to retained earnings or other balances as a result of the adoption of IFRS.

Impairment of Goodwill

Under IFRS, goodwill is assessed for impairment at a more granular level than under CGAAP. The more granular units under IFRS are referred to as CGUs, which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Business segments such as SLF Canada and SLF U.S. now consist of a number of CGUs. Goodwill acquired on prior business combinations has been allocated to the CGUs expected to benefit from the combination at the time of the acquisition.

As a result of the goodwill changes under IFRS, we recorded a goodwill impairment charge to opening equity which relates to substantially all of the goodwill recorded on the acquisition of Keyport Life Insurance Company in the United States in 2001 ($1.2 billion) allocated to the Fixed Annuity CGU within SLF U.S. and a portion of the goodwill recorded on the acquisition of Clarica Life Insurance Company in Canada in 2002 ($0.6 billion) allocated to the Individual business in SLF Canada. This impairment charge reflected the application of IFRS standards based on the environment at the Transition Date.

Remeasurement of Assets

Investment properties – under IFRS, properties held predominantly to earn rental income or capital appreciation are classified as investment properties and can be measured using either the fair value or cost model. We have chosen to measure these properties using the fair value model at each reporting period with the change reported in income. Realized gains or losses are recorded in income at the time of sale.

Property and equipment – properties with significant owner occupancy are classified as property and equipment under IFRS and can be measured using the cost model or revaluation model. We have chosen to measure these properties using the cost model, which measures the property at cost less accumulated depreciation. Realized gains or losses are recorded in income at the time of sale.

74 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Deferred net realized gains – under CGAAP, net realized gains on our real estate portfolio were deferred and amortized into income. Upon transition to IFRS, the unamortized balance of realized gains or losses under CGAAP was reversed to opening equity. In periods subsequent to our Transition Date, gains on the sale of properties are recorded immediately into net income.

Private debt instruments – private debt instruments not quoted in an active market are considered loans and receivables and are recorded at amortized cost under IFRS. These debt instruments appear as mortgages and loans on our Consolidated Statements of Financial Position.

Limited partnerships and private equities – under IFRS the measurement of these investments has changed to fair value, where the fair value can be reliably measured. For those investments where fair value cannot be reliably measured, they continue to be measured at cost.

In reporting periods after the Transition Date, the change in investment income on these invested assets and property and equipment will consist of rental income, depreciation expense, mark-to-market gains or losses and realized gains or losses. This change in income will be substantially offset by the change in insurance contract liabilities where the assets support those liabilities.

Consolidation

We have changed our accounting and measurement for certain investments in joint ventures and special purpose entities under IFRS. Under CGAAP, our investments in joint ventures were reported using the proportionate consolidation method. Under IFRS we have chosen to account for these investments using the equity method. In addition, under IFRS, we are required to consolidate certain SPEs where we have a controlling interest, based on the substance of the relationship between the Company and the SPE. These include collateralized mortgage obligations, collateralized debt obligations and synthetic collateralized debt obligations, which have been recorded as assets on the Statement of Financial Position, with an offsetting liability. We have also consolidated the innovative capital instruments, SLEECS, which were issued through Sun Life Capital Trust.

Reclassification

Reinsurance assets and insurance contracts – CGAAP allowed reinsurance assets, representing the portion of the insurance contract liabilities covered by reinsurance arrangements, to be netted against actuarial and other policy liabilities. Under IFRS, this netting is not permitted, resulting in the establishment of a reinsurance asset and an increase in the insurance contract liability.

Under CGAAP, investments for account of segregated fund holders, and liabilities for insurance contracts and investment contracts for account of segregated fund holders were required to be reported separately from the general fund assets and liabilities of the Company. IFRS requires these balances be included in total assets and total liabilities. Segregated fund liabilities that are classified as investment contracts are presented separately from insurance contract liabilities.

Share-Based Compensation

Share-based payment awards issued by MFS that are based on their own shares are required to be accounted for as cash-settled share-based payment awards under IFRS 2, Share-based Payments. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because MFS has a practice of purchasing the issued shares from employees after a specified holding period. The liabilities are measured at fair value at each reporting period until they are vested, exercised and repurchased by MFS.

Remeasurement of Investment Contracts

More than 90% of the CGAAP insurance liabilities retained their classification as insurance contracts under IFRS. A significant proportion of our general fund investment contract balance under IFRS at the Transition Date of January 1, 2010, relates to the following series of medium-term notes (“MTNs”):

MTN Series	Maturity	Status as at December 31, 2011	Amount (US$ millions)
Series 1	July 6, 2010	Redeemed	900
Series 2	July 6, 2011	Redeemed	900
Series 3	October 6, 2013	Outstanding	900

Under IFRS, these liabilities classified as investment contracts are no longer valued using CALM. Instead, both the liabilities and the supporting assets on these contracts are fair valued, with the difference between the asset and liability movement reflected in net income. Until the MTNs mature in 2013, we may experience quarterly earnings volatility as the fair value of the assets and the fair value of the liabilities in a particular reporting period may not fully offset. This potential volatility could result in a favourable or unfavourable impact on net income in a reporting period.

Derivatives and Hedge Accounting

Certain hedging strategies accounted for using hedge accounting under CGAAP do not qualify for hedge accounting under IFRS. For example, we use cross-currency swaps to hedge the foreign currency exposure related to a portion of SLF Canada surplus assets held in U.S. dollar denominated bonds. Under IFRS, a divergence in movement between Canadian and U.S. swap curves will result in income volatility. A parallel increase/(decrease) of 25 basis points in the differential between the Canadian and U.S. swap curve will result in a negative/(positive) earnings impact of approximately $30 million, based on the current size of the investment portfolio and the related cross-currency swaps. While we will not apply hedge accounting under IFRS on this portfolio, the investment strategy and the related hedges continue to be economically viable. This potential volatility could result in a favourable or unfavourable impact on net income in a reporting period.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 75

Future Accounting Changes

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by us in future years.

Future Changes Expected to be Adopted in 2012

In October 2010, IFRS 7 Financial Instruments: Disclosures was amended to revise the disclosures related to transfers of financial assets. The revised disclosures will help users of financial statements evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position and provide transparency in the reporting of these transactions, particularly those that involve securitization of financial assets. The amended disclosure requirements will be applicable for us in 2012 and we are currently assessing the impact on our Consolidated Financial Statements.

In December 2010, IAS 12 Income Taxes was amended regarding deferred tax and the recovery of underlying assets. The amendments provide an approach for measuring deferred tax liabilities and deferred tax assets when investment properties are measured at fair value. These amendments are effective on January 1, 2012. The adoption of these amendments will not impact our Consolidated Financial Statements as the amendments are consistent with our current accounting policy.

Future Changes Expected to be Adopted in 2013 or Later

In May 2011, IFRS 10 Consolidated Financial Statements was issued, which replaces the consolidation guidance in IAS 27, Consolidated and Separate Financial Statements and SIC-12 Consolidation-Special Purpose Entities. It defines the principle of control, establishes control as the basis for determining which entities are consolidated, and sets out the requirements for the preparation of consolidated financial statements. Under the standard, an investor controls an investee when it has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In May 2011, IFRS 11 Joint Arrangements was issued which replaces IAS 31, Interests in Joint Ventures. It requires a party to a joint arrangement to determine the type of arrangement in which it is involved by assessing its rights and obligations from the arrangement. It eliminates the option to use the proportionate consolidation method for joint ventures and requires that the equity method be applied to account for our investment in these entities. This standard is effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In May 2011, IFRS 12 Disclosure of Interests in Other Entities was issued, which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 requires that an entity disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and to evaluate the effects of those interests on its financial position, financial performance and cash flows. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, both the current IAS 27 Consolidated and Separate Financial Statements and IAS 28 Investments in Associates, were amended. The requirements related to separate financial statements will remain in IAS 27 while the requirements related to consolidated financial statements are replaced by IFRS 10. The disclosure requirements currently in IAS 28 are replaced with IFRS 12. The amendments are effective for annual periods beginning on or after January 1, 2013. The amendments to IAS 27 and IAS 28 are not expected to have a material impact on our Consolidated Financial Statements.

In May 2011, IFRS 13 Fair Value Measurement was issued. IFRS 13 defines fair value and sets out a single framework for measuring fair value when measurement at fair value is required by other IFRS standards, and requires disclosures about fair value measurement. This standard is effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In June 2011, IAS 19 Employee Benefits was amended. Under the amended standard, actuarial gains and losses will no longer be deferred or recognized in profit or loss, but will be recognized immediately in other comprehensive income. Past service costs will be recognized in the period of a plan amendment and the annual expense for a funded plan will include net interest expense or income using the discount rate to the net defined benefit asset or liability. The amendments also require changes to the presentation in the consolidated financial statements and enhanced disclosures for defined benefit plans. This amended standard is effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In June 2011, IAS 1 Presentation of Financial Statements was amended regarding the presentation of items in other comprehensive income. The amendments require separate presentation within other comprehensive income of items that are potentially reclassifiable to profit or loss subsequently and those that will not be reclassified to profit or loss. The amendments are effective for annual periods beginning on or after July 1, 2012. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In December 2011, amendments to IFRS 7 Financial Instruments: Disclosures were issued which require additional disclosures about the effects of offsetting financial assets and financial liabilities and related arrangements. The new disclosures will require entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The disclosures are intended to help investors understand the effect or potential effect of offsetting arrangements on a company’s financial position. The new disclosures are effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In December 2011, amendments to IAS 32 Financial Instruments: Presentation were issued to address inconsistencies in current practice in the application of the offsetting criteria in IAS 32 by providing certain clarifications. The amendments are effective for annual periods beginning on or after January 1, 2014. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

76 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

In November 2009, IFRS 9 Financial Instruments was issued and subsequently amended in October 2010. The current IFRS 9, which addresses the classification and measurement of financial assets and liabilities, is the first phase of a three-phase project to replace IAS 39 Financial Instruments: Recognition and Measurement. It requires financial assets to be measured at fair value or amortized cost on the basis of their contractual cash flow characteristics and the entity’s business model for managing the assets. It also changes the accounting for financial liabilities measured using the fair value option. The IASB continues to deliberate on the other two phases of the project, which address impairment and hedge accounting. IFRS 9 was originally issued with an effective date of annual periods beginning on or after January 1, 2013. However, in December 2011, the effective date was deferred to January 1, 2015. The December amendments also provide relief from the requirements to restate comparative financial statements. We are currently assessing the impact the various phases of this project may have on our Consolidated Financial Statements.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s CEO, Executive Vice-President and Chief Financial Officer (“CFO”) and Executive Vice-President, Business Development and General Counsel, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as of December 31, 2011, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Impacts to disclosure controls and procedures, in light of the IFRS policy implementation, were reviewed and the impacts were deemed not significant to our existing disclosure controls and procedures. Based on our evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2011.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2011, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. The assessment included reviewing impacts and implementing required changes to our internal control over financial reporting in conjunction with the 2011 reporting change to IFRS. Based on that assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our internal control over financial reporting, as of December 31, 2011, has been audited by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, who also audited our Consolidated Financial Statements for the year ended December 31, 2011. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on our internal control over financial reporting as of December 31, 2011.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting for the period beginning January 1, 2011, and ended December 31, 2011, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Legal and Regulatory Proceedings

SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including federal, provincial and state, securities and insurance regulators in Canada, the United States and other jurisdictions, the SEC, the United States Financial Industry Regulatory Authority and state attorney generals in the United States, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 77